UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

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e.l.f. Beauty, Inc.
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2019 proxy statement

&

notice of annual meeting of stockholders



May 21, 2019
8:30 a.m., local time

e.l.f. Beauty, Inc.
570 10th Street, 3rd Floor
Oakland, California 94607

table of contents

	page
Letter from our Chairman and CEO	1
Notice of Annual Meeting of Stockholders	2
e.l.f. at a Glance	3
Proxy Statement Summary	3
Our Board of Directors	**7**
Proposal 1: Election of Class III Directors	7
Nominees	8
Continuing Directors	10
Our Board	13
Role and Responsibilities of Our Board	14
How Our Board is Organized	15
How Our Directors are Selected and Evaluated	18
Meeting Attendance	21
How Our Directors Are Paid	21
How You Can Communicate With Us	23
Our Company	**24**
Our Executive Officers	24
Certain Relationships and Related Party Transactions	25
Corporate Governance Materials Available on Our Website	26
Executive Compensation	**27**
General	27
Named Executive Officers	27
Compensation Setting Process	27
Primary Compensation Components	27
Executive Compensation Tables	30
Compensation Committee Interlocks and Insider Participation	32
Equity Compensation Plan Information	**33**
Our Stockholders	**34**
Beneficial Ownership of Common Stock	34
Chief Executive Officer Stock Purchases	36
Section 16(a) Beneficial Ownership Reporting Compliance	36
Stockholder Proposals	37
Audit Matters	**38**
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm	38
Audit Fees and Services	39
Pre-Approval Policy	39
Audit Committee Report	39

	page
Additional Information	**41**
Other Business for Consideration	41
No Incorporation by Reference	41
Annual Report	41
Internet Availability of Annual Meeting Materials	41
Expenses of Solicitation	41
Stockholders Sharing the Same Address	42
Forward-Looking Statements	42
Questions and Answers	**43**
Proxy Card	**48**

e.l.f.



eyes.lips.face.

April 10, 2019

Dear Stockholders,

On behalf of management and our Board of Directors, we cordially invite you to attend the 2019 annual meeting of stockholders of e.l.f. Beauty, Inc. The 2019 annual meeting will be held on May 21, 2019, at 8:30 a.m., local time, at e.l.f. Beauty's offices located at 570 10th Street, 3rd Floor, Oakland, California 94607. The matters expected to be acted upon at the 2019 annual meeting are described in detail in the accompanying Notice of Annual Meeting of Stockholders and proxy statement.

We thank you for your support of e.l.f. Beauty in 2018. The year was challenging for us, with net sales down 1% from 2017. Despite top line weakness, we improved our margin profile and delivered strong operating cash flow. We are keenly focused on five strategic imperatives in 2019:

Drive demand in our brand. e.l.f.'s core advantage is our ability to delight consumers with prestige quality cosmetics and skin care at an extraordinary value. Over the past 18 months, the beauty market has undergone a competitive transformation, with new entrants, beauty influencers, and social networks changing the way consumers interact with brands. We realize we need to meet our consumers wherever they are. To this end, we plan to increase the marketing investment behind digital and social engagement to draw more consumers to our superior brand proposition.

Focus products on first to mass, quality, and value. We continue to be an innovation leader, making prestige quality products accessible to the mass market. Two recent examples are our $8 Poreless Putty Primer that compares to a similar prestige product priced at $52 and our $5 16hr Camo Concealer that compares to a similar prestige product priced at $27. Both products received rave reviews, with consumers declaring our 16hr Camo Concealer "the best concealer ever." We see the ability to better leverage our unique product advantage through a refreshed marketing approach.

Improve productivity at national retailers. Even with our 2018 trends, e.l.f. is amongst the most productive cosmetic brands at Target, Walmart, Ulta Beauty, and our other leading national retailers. Earlier this year, we completed the first phase of "Project Unicorn"—a major initiative at shelf to elevate our brand presentation, highlight our category leadership with America's #1 primers and brushes, and offer more product facings to help drive sales productivity. We also continue to expand our brand footprint, gaining additional shelf space at Ulta Beauty, and gaining additional distribution at Walgreens, Boots, and other leading international retailers.

Double down on digital. As a digitally native brand with a leading mass beauty e-commerce site, on-line has always been the main driver of our engagement model. As more digital brands enter our space, we are increasing both our focus and investment in our digital platform. Examples include important initiatives on mobile, loyalty, personalization, and distribution. We also plan to expand our digital channels internationally.

Generate cost savings to help pay for brand investments. We have built an operations advantage that provides the best combination of cost, quality, and speed in our industry. We are also making choices to help generate the savings to help pay for our brand investments. Earlier this year, we closed our 22 e.l.f. retail stores and identified several automation, manufacturing, and cost savings initiatives that are slated to be complete in 2019. As a brand committed to extraordinary value, cost is always a focus.

We look forward to updating you on progress on these strategic imperatives.

Sincerely,

Tarang P. Amin

Tarang P. Amin
Chairman and Chief Executive Officer





notice of annual meeting of stockholders

when:	May 21, 2019, at 8:30 a.m., local time.
where:	e.l.f. Beauty, Inc., 570 10th Street, 3rd Floor, Oakland, California 94607
record date:	March 25, 2019
items of business:	1. Elect the 3 nominees for Class III director named in the proxy statement.
	2. Ratify the selection of Deloitte & Touche LLP as the Company's independent auditor for the transition period ended March 31, 2019 and the fiscal year ending March 31, 2020.
	3. Transact other business that may properly come before the annual meeting.
voting recommendation:	The Board of Directors recommends that you vote "**FOR"** each nominee and "**FOR"** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm.
admission:	Proof of stock ownership as of the record date will be required to enter the annual meeting.
proxy materials:	We encourage you to carefully read the proxy materials as they contain important information about the Company, the annual meeting, and the items of business to be voted on at the annual meeting.

By Order of the Board of Directors,

Scott K. Milsten
Corporate Secretary

Oakland, California
April 10, 2019

Make your vote count. Your vote is very important. Whether or not you plan to attend the annual meeting in person, please promptly vote over the Internet or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the annual meeting. Submitting your proxy now will not prevent you from voting your shares at the annual meeting, as your proxy is revocable at your option. Please note that if your shares are held by a broker and you wish to vote at the annual meeting, you must obtain a proxy issued in your name from your broker.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 21, 2019:

The Notice of Annual Meeting, Proxy Statement, Proxy Card, and Annual Report on Form 10-K for the year ended December 31, 2018 are available at *www.envisionreports.com/ELF*.

e.l.f.

e.l.f. at a glance

e.l.f. Beauty, Inc.'s (the "Company" or "we") mission is to make luxurious beauty accessible for all. As one of the most innovative beauty companies, we engage young, diverse beauty enthusiasts by offering high-quality, prestige-inspired cosmetic and skin care products at extraordinary value. From formulation to package design, our products deliver quality and innovation at a fraction of prestige prices, encouraging frequent consumer purchasing and experimentation without the guilt of overspending.

We continue to be an innovation leader in the mass beauty category. Our business model allows us to get "first to mass" products inspired by trends in prestige beauty into our consumers' hands quickly at accessible prices.

We are proud to be 100% vegan and cruelty-free. All e.l.f. products are hypoallergenic, non-comedogenic and vegan and do not contain any animal-derived ingredients. We do not test on animals or endorse such practices, nor do we use ingredients that are tested on animals. Our products are also free from parabens, phthalates, microbeads, and sulfates.

We use a multi-channel distribution model to make our products widely accessible. Consumers can find our products on our leading mass beauty e-commerce site, at national retailers, such as Target, Walmart, and Ulta Beauty, and also internationally, including in the United Kingdom, Canada, Mexico, and Germany.

Our team reflects the beauty enthusiasts that we serve. Five of the nine members of the Board of Directors (our "Board") of the Company are women and three of the nine members of our Board are ethnically diverse. Our employee base is over 35% diverse, over 65% millennial and over 70% women.

Despite a challenging 2018, we believe that our consumers' interest in high-quality, prestige-inspired cosmetic and skin care products at extraordinary value, coupled with execution on our five strategic imperatives for 2019, has positioned us for success.

proxy statement summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all information you should consider. Please read the entire proxy statement carefully before voting. For more complete information regarding the Company's 2018 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (the "2018 Annual Report").

Our Board is providing these materials to you and soliciting the enclosed proxy in connection with our 2019 annual meeting of stockholders, which will take place on May 21, 2019. The 2019 annual meeting will be held at 8:30 a.m., local time, at the Company's headquarters located at 570 10th Street, 3rd Floor, Oakland, California 94607.

You are invited to attend the 2019 annual meeting and are requested to vote on the proposals described in this proxy statement, as well as any other business properly coming before the 2019 annual meeting or any adjournment or postponement of the 2019 annual meeting.

Directions to the 2019 annual meeting may be found on our website at *http://investor.elfcosmetics.com/ir-resources/ contact-us.*

Only stockholders of record as of the close of business on March 25, 2019, the record date for the 2019 annual meeting, are entitled to notice of, and to vote at, the 2019 annual meeting or at any adjournments or postponements of the 2019 annual meeting.

annual meeting of stockholders

date: May 21, 2019

time: 8:30 a.m., local time

place: Company Headquarters
570 10th Street
3rd Floor
Oakland, California 94607

record date

March 25, 2019

mailing date

This proxy statement was first made available to stockholders on or about April 10, 2019.

meeting agenda

The 2019 annual meeting will cover the proposals listed below under "proposals," and any other business that may properly come before the 2019 annual meeting.

voting

Stockholders as of the record date are entitled to vote. Each share of common stock of the Company is entitled to one vote.

Directions to the 2019 annual meeting may be found on our website at
http://investor.elfcosmetics.com/ir-resources/contact-us

voting

vote by internet

- *Record holders.* Go to *www.envisionreports.com/ELF*

- *Beneficial holders.* Go to *www.proxyvote.com*

- Follow the steps outlined on the website

vote by mail

- *Record holders.* Sign, date and return your proxy card

- *Beneficial holders.* Sign, date and return your voting instruction form to your broker

proposals

proposal	board recommendation	reason for recommendation	see page
Election of three Class III directors	✓ **For Each Nominee**	Our Board and the Nominating and Corporate Governance Committee believe the three Class III director nominees possess the skills, experience, and diversity to effectively monitor performance, provide oversight, and advise management on the Company's long-term strategy.	7
Ratification of appointment of Deloitte & Touche LLP ("Deloitte") as independent registered public accounting firm for the 2019 transition period and fiscal year 2020	✓ **For**	Based on the Audit Committee's assessment of Deloitte's qualifications and performance, it believes their retention for the 2019 transition period and fiscal year 2020 is in the best interests of the Company.	38

e.l.f.

director nominees

name	age	primary occupation	independent	see page
Tarang P. Amin	54	Chairman, Chief Executive Officer, and President		8
Stephen A. Ellis	56	Managing Partner of TPG Growth	✓	8
Beth M. Pritchard	72	Adviser; Former executive of multiple companies	✓	9

audit matters

The Audit Committee has selected Deloitte as the Company's independent registered public accounting firm for the transition period ended March 31, 2019 and fiscal year 2020. Deloitte was the Company's independent registered public accounting firm for 2018 and 2017.

type of fees	2018	2017	see page
Audit Fees	$ 1,023,500	$ 1,163,560	39
Audit-Related Fees	$ 112,432	$ 52,835	39
Tax Fees	$ 18,491	$ 59,646	39
All Other Fees	$ —	$ 240,000	39
TOTAL FEES	$ 1,154,423	$ 1,516,041	39

board of directors



Independence

Independent: 88.9%

Diversity

Women	▮	55.6%
Ethnic Diversity	▮	33.3%

average tenure: **2.7 years**

average age: **58 years**

One of 41 companies in the Russell 3000 Index whose boards of directors have reached gender parity or are majority women

(Equilar Gender Diversity Index report from March 7, 2019)

Our directors have or exhibit:

- a proven track record
- innovative thinking
- financial and accounting expertise

- personal and professional integrity
- diversity of expertise and experience
- knowledge of corporate governance practices and requirements

- public company board experience
- extensive operational experience
- significant retail and consumer packaged goods experience

name	age	independent	committees	class	term ends	see page
Tarang P. Amin	54		None	III	2019	8
Stephen A. Ellis	56	✓	Comp (Chair)	III	2019	8
Lauren Cooks Levitan	53	✓	Audit	II	2021	10
Richelle P. Parham	51	✓	NomGov	II	2021	10
Kirk L. Perry	52	✓	Comp	I	2020	11
Beth M. Pritchard	72	✓	NomGov (Chair)	III	2019	9
Sabrina L. Simmons	55	✓	Audit (Chair)	I	2020	11
Maureen C. Watson	51	✓	NomGov	I	2020	12
Richard G. Wolford	74	✓	Audit	II	2021	12

executive officers

name	age	position	named executive officer?	see page
Tarang P. Amin	54	Chairman, Chief Executive Officer, President, and Director	Yes	24
Richard F. Baruch, Jr.	51	Senior Vice President and Chief Commercial Officer	No	24
Jonathan T. Fieldman	49	Senior Vice President, Operations	No	24
Kory A. Marchisotto	42	Senior Vice President and Chief Marketing Officer	No	25
Scott K. Milsten	49	Senior Vice President, General Counsel, Corp. Sec., and Chief People Officer	Yes	25

e.l.f.

our board of directors

proposal 1: election of three class III directors

what am i voting on?

Stockholders are being asked to elect three Class III directors, each for a three-year term.

Our Board currently consists of nine directors, with three classes of directors designated as Class I, Class II and Class III. Each Class serves a staggered three-year term. At each annual meeting of stockholders, directors of the class whose term is expiring will be elected for a term of three years. The Class III directors' term is expiring at the 2019 annual meeting.

The Board has nominated three individuals for election as Class III directors at the 2019 annual meeting:

name	age	years on board	independent	leadership position / committee membership
Tarang P. Amin *Chairman, Chief Executive Officer and President*	54	5.2		Chairman
Stephen A. Ellis *Managing Partner of TPG Growth*	56	<1	✓	Chair of Compensation Committee
Beth M. Pritchard *Adviser; Former executive of multiple companies*	72	1.4	✓	Lead Independent Director Chair of Nominating and Corp. Gov. Committee

Each of the nominees for election as a Class III director is presently a member of our Board.

If elected, the nominees would serve until the 2022 annual meeting and until his or her successor is duly elected and qualified, or until such director's earlier death, resignation or removal.

If for any reason any of the nominees is unable or unwilling to serve at the time of the 2019 annual meeting, the persons named as proxies in the proxy card will have the authority to vote for substitute nominees, or vote to allow the vacancy created thereby to remain open until filled by our Board. Our Board has no reason to believe that the nominees will be unable or decline to serve as directors if elected.

The following pages contain a brief biography, as of the date of this proxy statement, of each nominee and each continuing director and a discussion of the relevant experiences, qualifications, attributes, or skills of each nominee that led the Nominating and Corporate Governance Committee and our Board to recommend that person as a nominee for director.

voting recommendation

"**FOR**" the election of each nominee. Our Board and the Nominating and Corporate Governance Committee believe the three Class III director nominees possess the skills, experience, and diversity to effectively monitor performance, provide oversight, and advise management on the Company's long-term strategy.

required vote

The nominees receiving the most "For" votes will be elected.

nominees

Tarang P. Amin



Age: 54

Director Since: 2014

Committees: None

Current Other Public Company Boards: None

Chairman

Mr. Amin has served as our Chief Executive Officer and Director since January 2014 and has served as our Chairman since August 2015. In addition, Mr. Amin was appointed as our President in March 2019. Mr. Amin has more than 25 years of consumer products experience, as well as a demonstrated record of driving profitable growth at the companies he leads. Previously, he served as President, Chief Executive Officer, and Director of Schiff Nutrition, a manufacturer of nutritional supplements, from March 2011 to January 2013. Under his leadership, Schiff Nutrition, with leading brands Airborne, MegaRed, Digestive Advantage and Move Free, grew enterprise value from $190 million to $1.5 billion. Prior to that, Mr. Amin worked for The Clorox Company, a multinational manufacturer and marketer of consumer products, from December 2002 to March 2011. He served as Vice President, General Manager of The Clorox Company's $1.7 billion Litter, Food, and Charcoal Strategic Business Units, taking Kingsford, Hidden Valley and Fresh Step to new records. He also served in senior management roles that helped to double the sales of the global Clorox franchise to $1.5 billion. Prior to Clorox, Mr. Amin held management positions at Procter & Gamble, a multinational consumer goods company, where he helped grow Pantene's sales from $50 million to $2 billion, as well as helped increase sales of Bounty by $300 million.

Mr. Amin earned his B.A. in International Policy and M.B.A. from Duke University.

We believe Mr. Amin's executive leadership skills and considerable experience in consumer products provide him with the qualifications and skills to serve as a member of our Board.

Stephen A. Ellis



Age: 56

Director Since: 2019

Committees: Compensation (Chair)

Current Other Public Company Boards: The Charles Schwab Corporation (NYSE: SCHW)

Independent

Mr. Ellis has served as a member of our Board since March 2019 and has been nominated to serve as a member of the Board by TPG Growth II Advisors, Inc. ("TPG Growth"). Mr. Ellis is a Managing Partner of TPG Growth, the growth equity and middle market buyout platform of the global alternative asset firm TPG Capital and an affiliate of the Company, and The Rise Fund, a global impact investing fund. Prior to joining TPG Growth in 2015, Mr. Ellis served as Chief Executive Officer of Asurion, the world's leading provider of technology protection services, from 2012 to 2015. Before joining Asurion, Mr. Ellis served as Chief Executive Officer of Bain & Company from 2005 to 2012. Prior to serving as Bain's Chief Executive Officer, he was the Managing Partner for Bain's west coast offices and played several key leadership roles in Bain's global Technology, Media and Telecom and Private Equity practices. Mr. Ellis joined Bain in 1993 from a Silicon Valley technology consulting firm he co-founded in 1989. He serves on the boards of directors of The Charles Schwab Corporation (NYSE: SCHW), EVERFI, Evolution Media, DreamBox Learning, Affinity Group, and The Bridgespan Group.

Mr. Ellis received a B.A. with honors in Economics and History from the University of California, Berkeley and an M.B.A. from Stanford Graduate School of Business.

We believe Mr. Ellis' executive leadership skills, public company board experience, and investment experience provide him with the qualifications and skills to serve as a member of our Board.

e.l.f

nominees

Beth M. Pritchard



Age: 72

Director Since: 2017

Committees: Nominating and Corporate Governance (Chair)

Current Other Public Company Boards: Loblaw Companies Limited (TSE: L)

Independent

Lead Independent Director

Ms. Pritchard has served as a member of our Board since November 2017. She currently serves on the board of directors of Loblaw Companies Limited (TSE: L) and has previously served on numerous public and private company boards. Ms. Pritchard served as Principal and Strategic Advisor of Sunrise Beauty Studio, LLC, a beauty branding company, from February 2009 to October 2017. She served as North American Advisor to M.H. Alshaya Co. from 2008 to 2013. From 2006 to 2009, Ms. Pritchard was the President and Chief Executive Officer and subsequent Vice Chairman of Dean & DeLuca, Inc. Ms. Pritchard was the President and Chief Executive Officer of Organized Living Inc. from 2004 to 2005. Prior to that, from 1991 to 2003, she held executive positions with L Brands, Inc., serving as President and Chief Executive Officer of Bath & Body Works, Chief Executive Officer of Victoria's Secret Beauty, and Chief Executive Officer of The White Barn Candle Company.

Ms. Pritchard received her B.A. in International Relations from the University of Wisconsin-Milwaukee and her M.B.A. from Marquette University.

We believe Ms. Pritchard's experience in general management and the beauty industry, track record of building brands, and considerable experience as a board member for public companies provide her with the qualifications and skills to serve as a member of our Board.

continuing directors

Lauren Cooks Levitan



Age: 53

Director Since: 2016

Term Ends: 2021

Committees: Audit

Current Other Public Company Boards: None

Independent

Ms. Levitan has served as a member of our Board since August 2016. Ms. Levitan currently serves as Chief Financial Officer of Fanatics, Inc., a retailer of licensed sports apparel and merchandise, a position she has held since June 2015. Previously, from January 2009 to May 2015, Ms. Levitan was Co-Founder and Managing Partner at Moxie Capital LLC, a private equity firm, where she provided capital investment and advisory services to branded, consumer-facing businesses that operated in wholesale, retail, e-commerce and direct sales. Prior to that, she served as Managing Director and Senior Research Analyst at Cowen & Company, an investment bank, and as Managing Director at Robertson Stephens, an investment bank, and worked in various capacities in the retail industry at Crate & Barrel and the Gymboree Corporation and in equity capital markets and investment banking at Goldman Sachs.

Ms. Levitan received her B.A. in Political Science from Duke University and received her M.B.A. from Stanford University Graduate School of Business.

We believe Ms. Levitan's operational, financial and strategic experience across a variety of retail businesses provide her with the qualifications and skills to serve as a member of our Board.

Richelle P. Parham



Age: 51

Director Since: 2018

Term Ends: 2021

Committees: Nominating and Corporate Governance

Current Other Public Company Boards: Best Buy Co., Inc. (NYSE: BBY), Laboratory Corporation of American Holdings (LabCorp) (NYSE: LH)

Independent

Ms. Parham has served as a member of our Board since March 2018. Ms. Parham is currently a General Partner at Camden Partners Holdings, LLC, a Baltimore-based private equity firm focused on providing growth and seed capital to lower-middle market companies in technology, business services, education and health care. Prior to joining Camden Partners in October 2016, Ms. Parham served as Vice President, Chief Marketing Officer of eBay, a multinational e-commerce corporation, from November 2010 to March 2015. At eBay, Ms. Parham was responsible globally for eBay brand strategy and brand marketing, to reach over 108 million active eBay users, Internet marketing, and content resource management. Prior to joining eBay, Ms. Parham served as head of Global Marketing Innovation and Initiatives and head of Global Marketing Services at Visa, Inc. from 2008 to 2010. Her experience also includes 13 years at Digitas, Inc., a leading marketing agency, where she held a variety of senior leadership roles, including Senior Vice President and General Manager of the agency's Chicago office. Ms. Parham serves on the board of directors of Best Buy Co., Inc. (NYSE: BBY), a position she has held since 2018, the board of directors of Laboratory Corporation of American Holdings (LabCorp) (NYSE: LH), a position she has held since 2016, and is a member of the Drexel University Board of Trustees, a position she has held since 2014. Ms. Parham previously served on the board of directors of Scripps Network Interactive Inc. (NYSE: SNI) from 2012 until its acquisition in 2018. Furthermore, as an advocate of empowering female leaders through STEM programs, Ms. Parham is a member of the advisory board for Girls Who Code.

Ms. Parham holds double Bachelor of Science degrees in Business Administration and Design Arts from Drexel University.

We believe Ms. Parham's executive experience and more than 20 years of global strategy and marketing experience, as well as expertise in understanding consumers and the consumer decision journey, provide her with the qualifications and skills to serve as a member of our Board.

continuing directors

Kirk L. Perry



Age: 52

Director Since: 2016

Term Ends: 2020

Committees: Compensation

Other Public Company Boards: The J. M. Smucker Company (NYSE: SJM)

Independent

Mr. Perry has served as a member of our Board since September 2016. Mr. Perry currently serves as President, Brand Solutions at Google Inc., a technology company, a position he has held since December 2013, and is responsible for driving Google's revenue with the world's largest advertisers and advertising agencies. Prior to this role, Mr. Perry was President, Global Family Care at Procter & Gamble from May 2011 to December 2013. He held numerous positions of increasing responsibility with Procter & Gamble beginning in 1990 in marketing and general management roles, including General Manager, Northeast Asia Baby & Family Care from 2001 to 2003 (Mr. Perry was based in Korea and Japan from 1997 to 2003), Vice President, North America Baby Care from 2003 to 2008, and Vice President, North America Marketing and U.S. Operations from 2008 to 2011. Mr. Perry has served as a member of the board of directors of The J. M. Smucker Company (NYSE: SJM) since 2017 and he served as a member of the board of directors of the Hillerich & Bradsby Co. (Louisville Slugger), a sporting goods manufacturer, from September 2013 to August 2017. Other volunteer board affiliations have included Ronald McDonald House, CityLink Foundation, United Way Campaign Cabinet, March of Dimes (national and regional), University of Cincinnati Foundation, and University of Cincinnati Bicentennial Commission.

Mr. Perry graduated with a B.B.A. in Marketing and Finance from the University of Cincinnati.

We believe Mr. Perry's extensive operational experience in marketing, operations, general management, consumer products, technology and digital media provides him with the qualifications and skills to serve as a member of our Board.

Sabrina L. Simmons



Age: 55

Director Since: 2016

Term Ends: 2020

Committees: Audit (Chair)

Other Public Company Boards: Williams-Sonoma, Inc. (NYSE: WSM)

Independent

Ms. Simmons has served as a member of our Board since March 2016. Ms. Simmons served as Executive Vice President and Chief Financial Officer of The Gap, Inc., a clothing company, from January 2008 until February 2018. Previously, Ms. Simmons also served in the following positions at Gap: Executive Vice President, Corporate Finance from September 2007 to January 2008, Senior Vice President, Corporate Finance and Treasurer from March 2003 to September 2007, and Vice President and Treasurer from September 2001 to March 2003. Prior to that, Ms. Simmons served as Chief Financial Officer and an executive member of the board of directors of Sygen International PLC, a British genetics company. Prior to that, Ms. Simmons was Assistant Treasurer at Levi Strauss & Co., a clothing company. Ms. Simmons currently serves as a member of the board of directors of Williams-Sonoma, Inc. (NYSE: WSM), a consumer retail company, where she is a member of the audit and finance committee. Ms. Simmons currently also serves on the Haas School of Business Advisory Board.

Ms. Simmons received her B.S. in Business from the University of California, Berkeley and received her M.B.A. from the Anderson School at the University of California, Los Angeles. Ms. Simmons is a certified public accountant (inactive status).

We believe Ms. Simmons' significant financial and accounting experience provide her with the qualifications and skills to serve as a member of our Board.

continuing directors

Maureen C. Watson



Age: 51

Director Since: 2015

Term Ends: 2020

Committees: Nominating and Corporate Governance

Other Public Company Boards: None

Independent

Ms. Watson has served as a member of our Board since August 2015. Ms. Watson currently serves as Chief Product Officer of Madison Reed, Inc., a hair care company, a position she has held since August 2015. Previously, she served at Sephora USA, Inc., a cosmetics company, as Senior Vice President, Merchandising from March 2013 to March 2015. Prior to that, she served as Senior Vice President, Global Sales and Merchandising of Lucky Brand Jeans (Lucky Brand, Inc.), a clothing company, from September 2010 to September 2011. Prior to that, Ms. Watson served in various leadership roles at The Gap, Inc.

Ms. Watson earned a B.A. in Political Science and French from Middlebury College.

We believe Ms. Watson's extensive consumer products and cosmetics experience provide her with the qualifications and skills to serve as a member of our Board.

Richard G. Wolford



Age: 74

Director Since: 2014

Term Ends: 2021

Committees: Audit

Other Public Company Boards: None

Independent

Mr. Wolford has served as a member of our Board since September 2014. Mr. Wolford served as interim President and Chief Executive Officer of Diamond Foods, Inc., an American packaged food company, from February 2012 until May 2012. Mr. Wolford served as Chief Executive Officer and a director of Del Monte Foods Company, a North American food production and distribution company, from April 1997 until March 2011. He was elected President of Del Monte in February 1998 and Chairman of the board of directors in May 2000. From 1988 to 1996, Mr. Wolford was Chief Executive Officer of HK Acquisition Corp., where he developed food industry investments with venture capital investors. From 1967 to 1987, he held a variety of positions at Dole Foods, a multinational agricultural corporation, including President of Dole Packaged Foods from 1982 to 1987. Mr. Wolford was a member of the board of directors of Diamond Foods, Inc. from April 2011 until May 2012. Mr. Wolford served on the board of directors of Schiff Nutrition from September 2011 to January 2013. Mr. Wolford served as a member of the board of directors of Pulte Homes, Inc., a homebuilding company, from May 2008 to August 2009. In addition, Mr. Wolford served as Chairman of the board of directors of the Grocery Manufacturers Association ("GMA"), from January 2010 to March 2011, resigning upon the sale of Del Monte. As Chairman of GMA, Mr. Wolford also served on the board of directors of Consumer Goods Forum, a global association of consumer-packaged goods companies, retailers and manufacturers. Prior to that, Mr. Wolford served as Vice Chairman of GMA from January 2008 to January 2010, and chaired GMA's Industry Affairs Council from June 2005 to January 2010. In 2011, Mr. Wolford was the recipient of the GMA Hall of Achievement award honoring extraordinary leadership and commitment to the consumer-packaged goods industry.

Mr. Wolford holds a B.A. in Economics from Harvard University.

We believe Mr. Wolford's extensive public company management, reporting, finance, and corporate governance experience, as well as deep knowledge of the consumer products industry, provide him with the qualifications and skills to serve as a member of our Board.

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our board

name	leadership position / committee membership	age	years on board
Tarang P. Amin	Chairman, Chief Executive Officer, and President	54	5.2
Stephen A. Ellis	Chair of Compensation Committee	56	<1
Lauren Cooks Levitan	Member of Audit Committee	53	2.7
Richelle P. Parham	Member of Nominating and Corporate Governance Committee	51	1.1
Kirk L. Perry	Member of Compensation Committee	52	2.6
Beth M. Pritchard	Lead Independent Director; Chair of Nominating and Corporate Governance Committee	72	1.4
Sabrina L. Simmons	Chair of Audit Committee	55	3.0
Maureen C. Watson	Member of Nominating and Corporate Governance Committee	51	3.7
Richard G. Wolford	Member of Audit Committee	74	4.6



Diversity

Women — 55.6%

Ethnic Diversity — 33.3%

Tenure

<2 Years — 3
2-5 Years — 5
>5 Years — 1

Average Tenure: 2.7 Years

Age

50s — 7
60s — —
70s — 2

Average Age: 58 Years

Our Board currently has nine members and more than 50% of our directors are women and 33% of our directors are ethnically diverse (with two of our directors being both women and ethnically diverse). According to the Equilar Gender Diversity Index report from March 7, 2019, the Company is one of 41 companies in the Russell 3000 Index (and one of seven companies in California) whose boards of directors have reached gender parity or are majority women. We believe that diversity is important because a variety of points of view improves the quality of dialogue, contributes to a more effective decision-making process, enhances overall culture, and ultimately increases the Company's capacity for long-term growth.

Each of our directors has a proven record of success and key qualifications and experience that are important to be represented on our Board as a whole, in light of the Company's business strategy and expected future business needs.

business characteristic	key qualification and experience
The Company's business is multifaceted and involves complex financial transactions.	Financial / Accounting Senior Leadership
The Company's business is global and multicultural, with its products sold around the world and manufactured outside of the United States.	Consumer Goods Retail / Beauty Operations Senior Leadership
The mass beauty market has recently undergone a competitive transformation, with new entrants, beauty influencers, and social media networks changing the way consumers interact with brands.	Retail / Beauty Brand / Marketing Tech / Digital Media
Innovation and marketing are key drivers of the Company's business.	Consumer Goods Retail / Beauty Brand / Marketing Tech / Digital Media
Our Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	Corporate Governance Other Public Company Boards Senior Leadership

name	Consumer Goods	Retail / Beauty	Financial / Accounting	Corporate Governance	Brand / Marketing	Tech / Digital Media	Operations	Other Public Company Boards	Senior Leadership
Tarang P. Amin	✓	✓		✓	✓		✓	✓	✓
Stephen A. Ellis				✓				✓	✓
Lauren Cooks Levitan		✓	✓	✓			✓		✓
Richelle P. Parham				✓	✓	✓	✓	✓	✓
Kirk L. Perry	✓			✓	✓	✓	✓	✓	✓
Beth M. Pritchard	✓	✓		✓	✓		✓	✓	✓
Sabrina L. Simmons		✓	✓	✓			✓	✓	✓
Maureen C. Watson	✓	✓		✓	✓		✓		✓
Richard G. Wolford	✓		✓	✓			✓	✓	✓

For more information regarding our directors and their respective experiences, qualifications, attributes and skills, see under the heading "our board of directors—proposal 1: election of class III directors—nominees" and "our board of directors—continuing directors."

independence

Eight out of the nine directors on our Board are independent under NYSE listing requirements.



Independent: 88.9%

name	Independent?
Tarang P. Amin	
Stephen A. Ellis	✓
Lauren Cooks Levitan	✓
Richelle P. Parham	✓
Kirk L. Perry	✓
Beth M. Pritchard	✓
Sabrina L. Simmons	✓
Maureen C. Watson	✓
Richard G. Wolford	✓

Our Board has determined that each of Mr. Ellis, Ms. Levitan, Ms. Parham, Mr. Perry, Ms. Pritchard, Ms. Simmons, Ms. Watson, and Mr. Wolford qualifies as an independent director. Mr. Amin is not considered independent because he is an employee of the Company.

NYSE's independent director definition includes a series of objective tests, including that the director is not, and has not been within the last three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by NYSE rules, our Board has made an affirmative determination as to each independent director that he or she has no material relationship with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us). In making these determinations, our Board considered ownership of our stock and reviewed and discussed information provided by the directors with regard to each director's business and personal activities and relationships as they may relate to the Company and our management.

There are no family relationships among any of our directors or executive officers.

the role and responsibilities of our board

Our Board represents the stockholders' interests and is responsible for furthering the long-term success and value of the Company, consistent with its fiduciary duties to the stockholders. Our Board has responsibility for establishing broad

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corporate policies, setting strategic direction and overseeing management, which is responsible for the day-to-day operations of the Company. In fulfilling this role, each director must exercise his or her good faith business judgment in the best interests of the Company and its stockholders. The Company is committed to conducting its business in accordance with ethical business principles. Integrity and ethical behavior are core values of the Company. Our Board will provide the best example of these values and will reinforce their importance at appropriate times.

Our Board oversees the risk management process, while executive management oversees and manages risk on a daily basis. Executive management provides regular reports to our Board on areas of material risk to the Company, including operational, financial, legal, regulatory, and strategic risks. While our Board is ultimately responsible for risk oversight, each of our Board committees assists in fulfilling these oversight responsibilities. The Audit Committee oversees management of risks relating to financial and internal controls by identifying key areas of risk for the Company. The Audit Committee also discusses with management the Company's policies with respect to risk assessment and risk management and the Company's significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. The Compensation Committee is responsible for overseeing the management of risks relating to the compensation of executives and employees. The Nominating and Corporate Governance Committee considers potential risks related to the effectiveness of our Board, including succession planning for our Board and our overall governance and structure. To facilitate our Board's oversight of our risk management process, the relevant committee reports (or delegates to our General Counsel or other relevant executive officer to report) on its discussions to the full Board at its regular meetings, thereby enabling our Board and its committees to coordinate the risk oversight role and keep informed of any developments impacting the Company's risk profile.

In addition, as part of its review of operational risk, our Board and the Audit Committee review cybersecurity risks facing the Company, including the potential for breach of our key information technology systems and the potential for a breach of our systems and processes relating to the protection of customer and employee confidential information. The Audit Committee reviews key risks, including these risks, at its regular meetings and reviews any significant cybersecurity incidents.

how our board is organized

Our Board currently consists of nine directors, with three classes of directors designated as Class I, Class II and Class III. Each Class serves a staggered three-year term. At each annual meeting of stockholders, directors of the class whose term is expiring will be elected for a term of three years. Our directors are classified as follows.

name	class	current term ends
Tarang P. Amin	III	2019
Stephen A. Ellis	III	2019
Lauren Cooks Levitan	II	2021
Richelle P. Parham	II	2021
Kirk L. Perry	I	2020
Beth M. Pritchard	III	2019
Sabrina L. Simmons	I	2020
Maureen C. Watson	I	2020
Richard G. Wolford	II	2021

board leadership

Chairman. Our Board has not adopted a specific policy on whether the same person should serve as both the Chief Executive Officer and Chairman of our Board. Our Board believes it is appropriate to retain the discretion and flexibility to make these determinations as needed to provide appropriate leadership for the Company. At this time, we believe the most appropriate Board leadership structure is for Mr. Amin to serve as our Chairman.

As our Chairman, Mr. Amin sets the agenda for Board meetings (in consultation with our Lead Independent Director) and presides over meetings of the full Board. Although our Board has determined that Mr. Amin is not independent pursuant to NYSE listing standards, our Board believes the experience, leadership, and vision he provides as Chief Executive Officer and Chairman are important to the short- and long-term success of the Company.

Lead Independent Director. In 2018, no independent director served as a lead or principal independent director.

In early 2019, our Board, on the recommendation of the Nominating and Corporate Governance Committee, established the position of Lead Independent Director, and the independent directors appointed Ms. Pritchard to serve as our Lead Independent Director. The Company believes that having a Lead Independent Director helps to ensure sufficient independence in its leadership and provide effective independent functioning of our Board in its oversight and governance responsibilities. The Lead Independent Director performs such functions and duties provided in the Lead Independent Director Guidelines, which are periodically reviewed and updated by our Board and the Nominating and Corporate Governance Committee, and as otherwise may be requested by our Board. The authorities, duties, and responsibilities of the Lead Independent Director include, among other things, assisting the Chairman and management in developing Board meeting agendas and meeting schedules, presiding at executive sessions of the independent directors, serving as a liaison between the Chairman and management and the independent directors, and providing the Chairman with feedback and counsel concerning the Chairman's interactions with our Board.

A copy of our Lead Independent Director Guidelines, which detail the authority, responsibility, and duties of our Lead Independent Director is available on our website at *http://investor.elfcosmetics.com/corporate-governance/governance-guidelines.*

Committee Chairs. Each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee is led by an independent chair. These committees play a critical role in our governance and strategy, and each committee has access to management and the authority to retain independent advisers as it deems appropriate.

board committees

Our Board currently has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The primary responsibilities of each committee and other details about the committees are described below.

Subject to applicable laws and stock exchange regulations, TPG Growth has the right to have one of its nominees appointed to serve on each committee of our Board (other than the Audit Committee) as long as TPG Growth has the right to nominate at least one director for election to our Board. For more information on TPG Growth's nomination rights, see under the heading "our board of directors—how our directors are selected and evaluated—TPG Growth director nominees."

2018 Committee Membership. The following table provides the membership for 2018 of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

audit committee	compensation committee	nominating and corporate governance committee
Sabrina L. Simmons (Chair)	William E. McGlashan, Jr. (Chair)[1]	Maureen Watson (Chair)
Lauren Cooks Levitan	Richard G. Wolford	Lauren Cooks Levitan
Richard G. Wolford		

(1)   Mr. McGlashan resigned from our Board effective March 13, 2019.

Current Committee Membership. In early 2019, upon the recommendation of the Nominating and Corporate Governance Committee, our Board approved changes to the membership of the Compensation Committee and the Nominating and Corporate Governance Committee. The current membership of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee is listed below under each committee's name.

audit committee

current members	independent [1]	financially literate [2]
Sabrina L. Simmons (Chair) [3]	✓	✓
Lauren Cooks Levitan	✓	✓
Richard G. Wolford	✓	✓

(1) Each member of the Audit Committee meets the independence requirements of the Securities and Exchange Commission (the "SEC") regulations and the NYSE listing standards.

(2) Per NYSE's financial literacy requirements.

(3) Designated as an "audit committee financial expert" by our Board within the meaning of SEC regulations.

Number of Meetings in 2018: Four

primary responsibilities

- Engages and evaluates our independent public accounting firm.
- Assesses the independence of our independent public accounting firm.
- Monitors the rotation of the partners assigned to the audit engagement team.
- Oversees and reviews our financial and accounting controls and processes.
- Oversees and evaluates the scope of the external and internal audit reviews and results.
- As appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs.

The Audit Committee operates pursuant to a written charter. You can view the charter on our website at *http://investor.elfcosmetics.com/corporate-governance/committees*. The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to our Board to reflect the evolving role of the Audit Committee.

The report of the Audit Committee is on page 39.

compensation committee

current members	independent [1]
Stephen A. Ellis (Chair)	✓
Kirk L. Perry	✓

(1) Each member of the Compensation Committee meets the independence requirements of the rules and regulations of the SEC, the regulations of the Internal Revenue Code of 1986 (the "Internal Revenue Code"), and the NYSE listing standards.

Number of Meetings in 2018: Three

primary responsibilities

- Sets the compensation program and compensation of our executive officers and directors.
- Reviews and approves all employment, severance and change in control arrangements with our executive officers.
- Monitors, and acts as the administrator of, our incentive-compensation and equity-based compensation plans.
- Maintains sole authority to retain, terminate, approve fees and other terms of engagement of compensation consultants and to obtain advice and assistance from internal or external legal, accounting or other advisers.
- Considers stockholder viewpoints on compensation.

The Compensation Committee has the authority to retain consultants and advisers as it may deem appropriate in its sole discretion, and has the sole authority to approve related fees and other retention terms. In fulfilling its responsibilities, the Compensation Committee has the authority to delegate any or all of its responsibilities to a subcommittee.

The Compensation Committee operates pursuant to a written charter. You can view the charter on our website at *http://investor.elfcosmetics.com/corporate-governance/committees*. The Compensation Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to our Board to reflect the evolving role of the Compensation Committee.

For additional information regarding the Compensation Committee's process and procedures for the consideration and determination of compensation (as well as the role that management and compensation consultants play), see under the heading "executive compensation—compensation setting process."

nominating and corporate governance committee

current members	independent [1]
Beth M. Pritchard (Chair)	✓
Richelle P. Parham	✓
Maureen Watson	✓

(1) Each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE listing standards.

Number of Meetings in 2018: One

primary responsibilities

- Makes recommendations to our Board regarding candidates for directorships and the composition of our Board and Board committees.
- Oversees our corporate governance policies.
- Oversees the evaluation of management and our Board.
- Makes recommendations to our Board concerning governance matters.

The Nominating and Corporate Governance Committee operates pursuant to a written charter. You can view the charter on our website at *http://investor.elfcosmetics.com/corporate-governance/committees*. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to our Board to reflect the evolving role of the Nominating and Corporate Governance Committee.

how our directors are selected and evaluated

nominating and corporate governance committee director nominees

The Nominating and Corporate Governance Committee is responsible for reviewing with our full Board, on an annual basis, the appropriate characteristics, skills and experience required for our Board as a whole and the individual directors. In evaluating the suitability of individual candidates (both new candidates and current directors), the Nominating and Corporate Governance Committee, in recommending candidates for election, and our Board, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

- personal and professional integrity
- ethics and values
- experience in corporate management, such as serving as an officer or former officer of a publicly held company
- experience in the industries in which we operate
- experience as a board member or executive officer of another publicly held company
- diversity of expertise and experience in substantive matters pertaining to our business relative to other Board members
- conflicts of interest
- practical and mature business judgment

Our Board evaluates each individual in the context of our Board as a whole, with the objective of assembling a group that can best maximize the success of our business and represent our stockholders' interests through the exercise of sound judgment using its diversity of experience in these various areas. Our Board does not have a specific diversity policy but fully appreciates the value of diversity.

In March 2018, Boardspan Inc., an independent director search firm engaged by the Nominating and Corporate Governance Committee, completed its efforts in supporting the successful recruitment of Ms. Parham to our Board.

TPG Growth director nominees

Under our Second Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), TPG Growth has the right to designate a certain number of nominees for election to our Board, depending on the percentage of our outstanding common stock TPG Growth holds (as indicated in the table below). TPG Growth's ownership percentage, for purposes of its right to designate nominees, is calculated based on the number of shares that TPG Growth holds (as well

as any of TPG Growth's affiliates, limited partners, and equityholders to whom TPG Growth transfers its shares (but only to the extent such persons sign a joinder to the Stockholders Agreement)).

percentage of outstanding common stock held by TPG Growth	number of TPG Growth nominees
30% or greater	3
Less than 30% but greater than or equal to 20%	2
Less than 20% but greater than or equal to 5%	1
Less than 5%	0

TPG Growth nominees must be elected to our Board by a vote of our stockholders except in the limited circumstances when a TPG Growth nominee ceases to serve on our Board by reason of death, removal, or resignation and his or her replacement is appointed by our Board to serve such former TPG Growth nominee's remaining term. If any TPG Growth nominee ceases to finish his or her three-year Board term due to such reasons, except to the extent inconsistent with certain provisions of the Delaware General Corporation Law and our other governing documents, TPG Growth has the exclusive right to designate the nominee to fill such vacancy.

Under the Stockholders Agreement, certain affiliates of our founders have agreed to vote their shares of common stock in favor of TPG Growth's designated nominees. In addition, pursuant to the Stockholders Agreement, those affiliates of our founders have granted an irrevocable proxy in respect of all of their shares of common stock to TPG Growth and Mr. Amin and his family trusts have granted an irrevocable proxy to TPG Growth in respect of certain of their shares of common stock, in each case to vote such shares in favor of TPG Growth's nominees. This proxy terminates when TPG Growth no longer has the right to designate at least one nominee. With respect to Mr. Amin and his family trusts, this proxy also terminates when Mr. Amin is no longer an executive officer, director, or holder of more than 10% of any class of our equity securities.

TPG Growth's nomination rights under the Stockholders Agreement allow for TPG Growth to unilaterally select its nominees. There are no restrictions on TPG Growth's ability to nominate individuals that are partners, members, directors, officers, or employees of TPG Growth or its affiliates. Except for Mr. Ellis (and previously Mr. McGlashan), TPG Growth has not nominated or designated individuals who are affiliated as such with TPG Growth or its affiliates. Instead, in order to prevent the size of our Board from becoming too large and to leverage the strengths of our existing directors, TPG Growth has currently and historically designated as its nominees directors who were originally recruited to our Board prior to our initial public offering in 2016.

As of March 25, 2019, TPG Growth held 27.1% of our outstanding common stock and therefore was (and is) entitled to nominate two individuals to our Board. TPG Growth's designated nominees are currently Mr. Ellis and Ms. Watson.

In early 2019, TPG Growth notified the Company that, pursuant to its rights under the Stockholders Agreement, it had designated Mr. McGlashan to be nominated for election to our Board at the 2019 annual meeting. On March 13, 2019, Mr. McGlashan resigned from our Board and TPG Growth notified us that it had designated Mr. Ellis to be appointed to our Board to fill the vacancy created by Mr. McGlashan's resignation and that it had designated Mr. Ellis to be nominated for election to our Board at the 2019 annual meeting.

Ms. Watson was first appointed to our Board in 2015 after being recruited to our Board primarily by Mr. Amin and other members of our senior management due to her qualifications, including her experience in the retail and beauty industry, and her expected contributions to our Board. Upon our initial public offering in 2016, in accordance with TPG Growth's designation rights at that time, TPG Growth designated Ms. Watson as one of its nominees. Ms. Watson, however, is not (and was not when designated by TPG Growth) a partner, member, director, officer, or employee of TPG Growth or its affiliates. Ms. Watson also does not (nor did she when designated by TPG Growth) receive any compensation or remuneration from TPG Growth or its affiliates (other than compensation payable by the Company for service as a non-employee director). Ms. Watson was elected to our Board by a vote of our stockholders at the 2017 annual meeting to serve a three year term until our 2020 annual meeting.

TPG Growth had previously designated Mr. Wolford as its third nominee upon our initial public offering in 2016. At such time, TPG Growth had the right to designate three nominees to our Board. Mr. Wolford was first appointed to our Board in 2014 after being recruited to our Board primarily by Mr. Amin due to Mr. Wolford's experience and qualifications and expected contributions to our Board. Like Ms. Watson, Mr. Wolford is not (and was not when designated by TPG

Growth) a partner, member, director, officer, or employee of TPG Growth or its affiliates and does not (nor did he when designated by TPG Growth) receive any compensation or remuneration from TPG Growth or its affiliates (other than compensation payable by the Company for service as a non-employee director). TPG Growth did not designate Mr. Wolford as one of its nominees at the 2018 annual meeting. Our Board, on the recommendation of the Nominating and Corporate Governance Committee, nominated Mr. Wolford for election to our Board at the 2018 annual meeting based on prior contributions to our Board and his experience and qualifications (and not based on his prior designation as a TPG Growth nominee). Mr. Wolford was elected to our Board by a vote of our stockholders at the 2018 annual meeting to serve a three year term until our 2021 annual meeting.

Our Board has determined that each of Mr. Ellis, Ms. Watson, and Mr. Wolford is independent in accordance with the NYSE listing requirements, as discussed above under the heading "our board of directors-our board-independence."

For more information regarding Mr. Ellis', Ms. Watson's, and Mr. Wolford's respective experience and qualifications, see under the heading "our board of directors—proposal 1: election of class III directors—nominees" and "our board of directors—continuing directors."

stockholder director suggestions

In addition to candidates identified through its own internal processes, as noted above, the Nominating and Corporate Governance Committee will evaluate candidates for director that are suggested by any stockholder. In order for the Nominating and Corporate Governance Committee to consider a stockholder suggestion, the stockholder must submit proof of Company stock ownership and submit an explanation of the reasons why the stockholder believes the candidate is qualified for service on our Board. The Nominating and Corporate Governance Committee may request the stockholder provide additional information on the suggested candidate in order for the Nominating and Corporate Governance Committee to fully evaluate the candidate. The Nominating and Corporate Governance Committee evaluates candidates suggested by stockholders using the same principles and methodologies as it uses to evaluate other candidates.

There is no set deadline or timing for a stockholder to suggest a candidate for our Board. Stockholder suggestions for nominees for director should be submitted in writing to:


e.l.f. Beauty, Inc.
ATTN: Corporate Secretary
570 10th Street
Oakland, California 94607


The procedures described above are meant to establish an additional means by which stockholders can contribute to our process for identifying and evaluating candidates for our Board and is not meant to replace or limit stockholders' general nomination rights, as discussed below, in any way.

stockholder director nomination right

Any stockholder may nominate one or more persons for election to our Board at an annual meeting of stockholders if the stockholder complies with the advance notice, information, and consent provisions contained in our bylaws, which are briefly described as follows. To nominate a candidate, a stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified to serve on our Board. The stockholder must also provide such other information about the candidate that would be required by the SEC rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate with respect to the candidate's election and commitment to serve if elected, and describe any relationships, arrangements or undertakings between the stockholder and the candidate regarding the nomination or otherwise. The stockholder must also submit a director questionnaire and a representation and agreement completed by each candidate (forms of which must be requested from the Company), and the stockholder must provide any other information required by our bylaws. The stockholder must also submit proof of Company stock ownership.

As previously disclosed, we changed our fiscal year end from December 31 to March 31, with our fiscal year 2020 running from April 1, 2019 to March 31, 2020. As such, though we have not yet set a date for the 2020 annual meeting of stockholders, we know that the 2020 annual meeting will be held more than 60 days after the one-year anniversary of the

2019 annual meeting. As such, in order to be considered timely for consideration at the 2020 annual meeting, the Company must receive stockholder director nominations not later than the 90th day prior to the date of the 2020 annual meeting or, if later, the 10th day following the day we first publicly disclose the date of the 2020 annual meeting.

The Company has not implemented proxy access so, unless the Company otherwise agrees, stockholder director nominees will not be automatically included in the Company's proxy materials for the applicable annual meeting of stockholders.

Stockholder director nominations must be submitted in writing to:

e.l.f. Beauty, Inc.
ATTN: Corporate Secretary
570 10th Street
Oakland, California 94607

Other than as noted above with respect to TPG Growth's nomination rights, as described under the heading "our board of directors—how our directors are selected and evaluated—TPG Growth director nominees," the Company did not receive notice of any director nominations from its stockholders for the 2019 annual meeting.

board and committee evaluations

Our Board is committed to continual corporate governance improvement, and annually our Board and each committee conducts a self-evaluation to review and assess the overall effectiveness of our Board and each committee, including with respect to strategic oversight, board structure and operation, interaction with and evaluation of management, governance policies, and committee structure and composition. As appropriate, these assessments may result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our Board and its committees.

meeting attendance

Our Board meets at least quarterly each year and special meetings may be held as permitted by our bylaws. Directors are expected to attend and participate in Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary, to properly discharge their responsibilities. Directors are also encouraged to attend the annual meeting of stockholders.

During 2018, our Board held seven meetings. Each director, for the portion of 2018 that such director was a member of our Board or a particular committee, as applicable, attended at least 75% of the aggregate of the total number of meetings of our Board held during 2018 and the total number of meetings held during 2018 by all committees of our Board on which that director served.

Although we do not have a policy with regard to directors' attendance at the annual meetings of stockholders, all of the directors are encouraged to attend the annual meetings. Each director that was on our Board on the date of the 2018 annual meeting attended that meeting.

how our directors are paid

non-employee director compensation program

We have a Non-Employee Director Compensation Program pursuant to which we compensate our non-employee directors for their service on our Board. All of our non-employee directors are eligible to receive compensation for their service on our Board except for any non-employee director that is a partner, member, director, officer or employee of TPG Growth or its affiliates. The only non-employee director that fit that exception in 2018 was Mr. McGlashan.

Our Non-Employee Director Compensation Program in effect for 2018 provided for the following compensation to our non-employee directors.

retainer	cash [1]	stock award [2]	total
Annual Retainer	$ 45,000	$ 140,000	$ 185,000
Audit Committee Chairperson Retainer	$ 15,000	$ —	$ 15,000
Audit Committee Member Retainer	$ 7,500	$ —	$ 7,500
Compensation Committee Chairperson Retainer	$ 10,000	$ —	$ 10,000
Compensation Committee Member Retainer	$ 5,000	$ —	$ 5,000
Nominating and Corporate Governance Committee Chairperson Retainer	$ 6,000	$ —	$ 6,000
Nominating and Corporate Governance Committee Member Retainer	$ 3,000	$ —	$ 3,000

(1) Prior to January 1 of any year, a non-employee director may elect to receive all of his or her annual cash retainer for the following year in the form of time-vesting restricted stock units ("RSUs").

(2) Payable in time-vesting RSUs. The actual number of RSUs granted to a director is calculated by dividing the dollar amount of the award by the closing trading price of our common stock on the date of grant, pro-rated for new directors.

The cash portion of the annual retainers is paid on a quarterly basis in arrears. If a director does not serve as a non-employee director for an entire calendar quarter, the cash portion of the annual retainers will be pro-rated based on the portion of such quarter such director actually served as a non-employee director.

The RSU portion of the annual retainer is granted on the date of each annual meeting of stockholders, or for new directors, on the date of appointment, and vests in full on the earlier of (i) the first anniversary of the grant date or (ii) immediately prior to the next annual meeting of stockholders after the grant date, subject to the director continuing to serve as a non-employee director through the vesting date. If a non-employee director is elected or appointed to our Board on any date other than the date of the annual meeting of stockholders, the RSU portion of the annual retainer will be granted on the date of election or appointment, pro-rated based on the number of days before the next annual meeting of stockholders after the date of election or appointment, and vests in full immediately prior to the next annual meeting of stockholders after the grant date, subject to the director continuing to serve as a non-employee director through the vesting date. All RSUs granted to our non-employee directors pursuant to the Non-Employee Director Compensation Program vest fully immediately prior to the occurrence of a change in control (as defined in our 2016 Equity Incentive Award Plan).

We also reimburse all directors for their reasonable business expenses incurred in connection with their activities as directors.

director compensation table

The following table shows the compensation earned by or paid to our non-employee directors for their service in 2018. No non-employee director elected to defer any compensation earned by, or paid in, 2018.

name	fees earned or paid in cash	stock award [1] †	total
Lauren Cooks Levitan [2]	$ —	$ 195,500 [3]	$ 195,497
William E. McGlashan, Jr. [4]	$ —	$ —	$ —
Richelle P. Parham [5]	$ 35,000	$ 139,998	$ 174,998
Kirk L. Perry [2]	$ 17,679 [6]	$ 184,982	$ 202,655
Beth M. Pritchard	$ 45,000	$ 139,998	$ 184,998
Sabrina L. Simmons [2]	$ —	$ 199,997 [7]	$ 199,990
Maureen C. Watson [2]	$ —	$ 190,984 [8]	$ 190,976
Richard G. Wolford [2]	$ —	$ 197,494 [9]	$ 197,485

e.l.f.

(1)   Represents the grant date fair value of RSUs granted to the director, calculated in accordance with FASB ASC Topic 718 for stock-based compensation transactions, disregarding the effects of estimated forfeitures. For a discussion of the valuation of these awards, see Notes to Consolidated Financial Statements at Note 12 in the 2018 Annual Report. These amounts do not reflect the amount the director has actually realized or will realize from the awards upon the vesting of the granted RSUs, or the sale of the shares underlying the granted RSUs. The table below shows the number of unexercised stock options and RSUs held by each director as of December 31, 2018.

(2)   Elected to receive RSUs in lieu of cash for the 2018-2019 board term. The RSUs for the 2018-2019 board term were granted on May 22, 2018.

(3)   Includes the Audit Committee member retainer and the Nominating and Corporate Governance Committee member retainer for the 2018-2019 board term.

(4)   Mr. McGlashan resigned from our Board effective as of March 13, 2019.

(5)   Ms. Parham was appointed to our Board effective as of March 22, 2018.

(6)   Represents the cash portion of the annual board retainer for the 2017-2018 board term. As noted above, Mr. Perry elected to receive his director compensation for the 2018-2019 board term in RSUs, which were granted on May 22, 2018.

(7)   Includes the Audit Committee chairperson retainer for the 2018-2019 board term.

(8)   Includes the Nominating and Corporate Governance Committee chairperson retainer for the 2018-2019 board term.

(9)   Includes the Audit Committee member retainer and the Compensation Committee member retainer for the 2018-2019 board term.

†   The following table shows the number of unexercised stock options and the number of RSUs held by our non-employee directors as of December 31, 2018.

name	unexercised stock options	RSUs [1]
Lauren Cooks Levitan	34,500 [2]	10,000
William E. McGlashan, Jr.	—	—
Richelle P. Parham	—	7,161
Kirk L. Perry	13,800	9,462
Beth M. Pritchard	—	7,161
Sabrina L. Simmons	34,500 [3]	10,230
Maureen C. Watson	34,500	9,769
Richard G. Wolford	34,500	10,102

(1)   100% of the RSUs will vest on the date of the 2019 annual meeting.

(2)   20,700 of the unexercised stock options are unvested but permit early exercise.

(3)   13,800 of the unexercised stock options are unvested but permit early exercise.

how you can communicate with us

We invite interested persons, including our stockholders, to contact our Board or individual directors about corporate governance or matters related to our Board or the Company. Interested persons may send written communications to our Board, committees of our Board, and individual directors by mailing those communications to our Corporate Secretary at:

e.l.f. Beauty, Inc.
ATTN: Corporate Secretary
570 10th Street
Oakland, California 94607

Depending on the subject matter, our Corporate Secretary will: (i) forward the communication to the director or directors to whom it is addressed; (ii) attempt to handle the inquiry directly, for example when the request is for information about the Company or is a stock-related matter; or (iii) not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded to the director or directors to whom they were addressed, and makes those communications available to our Board upon request.

our company

our executive officers

The following is a list of our executive officers and their respective ages, positions, and brief biographies as of the date of this proxy statement.*

Tarang P. Amin

chief executive officer and president



Age: 54

Mr. Amin has served as our Chief Executive Officer since January 2014. In addition, Mr. Amin was appointed as our President in March 2019. Mr. Amin's biography is set forth under the heading "our board of directors—proposal 1: election of class III directors—nominees."

Richard F. Baruch, Jr.

senior vice president and chief commercial officer



Age: 51

Mr. Baruch has served as our Senior Vice President and Chief Commercial Officer since February 2014. Mr. Baruch most recently served as Senior Vice President and Chief Commercial Officer at Schiff Nutrition from July 2012 to January 2013. From December 2010 to June 2012, he was Vice President, Category Advisory Services at Coca-Cola Refreshments, a division of The Coca-Cola Company, a leading global beverage company, where he led an initiative to build a new organization and bring a new set of capabilities to Coca-Cola's North American business. From January 2009 to December 2012, Mr. Baruch was President and Chief Operating Officer of Cot 'N Wash, Inc., a laundry products company. Prior to that, Mr. Baruch spent 14 years at The Clorox Company in a number of leadership roles, with the most recent as Vice President and General Manager of the Home Care business. He began his career at Procter & Gamble in various sales management roles.

Mr. Baruch holds a B.A. in English from University of Pennsylvania.

Jonathan T. Fieldman

senior vice president, operations



Age: 49

Mr. Fieldman has served as our Senior Vice President, Operations since July 2016. Prior to that, Mr. Fieldman served as Senior Vice President, Operations at Angie's Boom Chicka Pop, a snack food company, from January 2015 to July 2016. From January 2014 to January 2015, Mr. Fieldman served as Chief Supply Officer for Shaklee Corporation, a natural nutrition company. Previously, Mr. Fieldman worked for Schiff Nutrition, where he served as Senior Vice President, Operations from May 2011 to February 2013. Prior to Schiff Nutrition, Mr. Fieldman spent 12 years at The Clorox Company in various supply chain roles, including Planning Director, Sourcing Director and Plant Manager, with the most recent as Vice President, Specialty Supply Chain. Prior to that, Mr. Fieldman worked for General Mills, Inc., a multinational manufacturer and marketer of branded consumer foods, for eight years in a variety of manufacturing roles. Mr. Fieldman also serves on the board of directors of the Alameda County Community Food Bank.

Mr. Fieldman holds a B.S. in Industrial Engineering and Engineering Management from Stanford University.

Kory Marchisotto
senior vice president, chief marketing officer



Age: 42

Ms. Marchisotto has served as our Senior Vice President and Chief Marketing Officer since February 2019. Ms. Marchisotto has more than 20 years of beauty experience, across a diverse portfolio of brands, business models and distribution channels. Most recently, Ms. Marchisotto led strategic brand management for Shiseido, a global beauty corporation, and served as Senior Vice President, Marketing for Shiseido Americas' bareMinerals brand. Ms. Marchisotto played a key role in bareMinerals' ongoing transformation, most notably leading the brands digital transition and integrated marketing strategy, while also solidifying its stronghold in complexion through core franchise invigoration and top-ranked foundation launches. Prior to bareMinerals, Ms. Marchisotto spent 16 years in Shiseido's Beauty Prestige Group, supporting a $155 million growth in retail sales through strategic brand portfolio management, new brand integration, and multi-channel business development. During her tenure, in addition to managing their stable of licensed brands, Ms. Marchisotto also led the negotiation, integration and business development of the Hermès, Burberry and Ferragamo beauty brands. Ms. Marchisotto started her beauty career in marketing and sales roles at both Puig and LVMH.

Ms. Marchisotto holds a Masters of Professional Studies, Cosmetics and Fragrance Marketing and Management from the Fashion Institute of Technology and a B.B.A. in Marketing from Pace University's Lubin School of Business.

Scott K. Milsten
senior vice president, general counsel, corporate secretary and chief people officer



Age: 49

Mr. Milsten has served as our Senior Vice President, General Counsel and Corporate Secretary since January 2014 and, in addition, as our Chief People Officer since August 2016. Previously, Mr. Milsten served as Senior Vice President, General Counsel and Corporate Secretary at Schiff Nutrition from July 2011 until Schiff Nutrition's sale to Reckitt Benckiser in January 2013. Prior to that, Mr. Milsten was Senior Vice President, General Counsel and Corporate Secretary of Celera Corporation, a healthcare diagnostics company, from August 2009 until Celera's sale to Quest Diagnostics Incorporated in June 2011. Mr. Milsten began his career practicing corporate law with the law firm of Latham & Watkins LLP.

Mr. Milsten holds a J.D. from University of Pennsylvania Law School and a B.A. in English from Duke University.

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* On March 20, 2019, we appointed Mandy Fields as our Senior Vice President and Chief Financial Officer, effective April 22, 2019. Ms. Field's biography and qualifications are set forth in our Current Report on Form 8-K, filed with the SEC on March 21, 2019.

certain relationships and related party transactions

policy and procedures

The Audit Committee has adopted a written policy regarding transactions between the Company and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any affiliates or members of the immediate family of any of the foregoing persons. We refer to these relationships generally as related party transactions.

Any request for us to enter into a related party transaction in which the amount involved exceeds $120,000 and a related party would have a direct or indirect interest must first be presented to the Audit Committee for review, consideration, and approval. The Audit Committee reviews all the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and considers any conflicts of interest and corporate opportunity provisions of the Company's Code of Business Conduct and Ethics.

related party transactions during the year

The following is a description of related party transactions entered into since January 1, 2018 in which the amount involved exceeds $120,000 and a related party would have a direct or indirect interest:

- we paid compensation to our directors and executive officers in 2018. See under the headings "our board of directors—how our directors are paid" and "executive compensation", respectively; and

- we entered into our standard indemnification agreement with Ms. Parham when she joined our Board. Our standard indemnification agreement requires us to, among other things, indemnify our directors and executive officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees incurred by such individuals in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

rule 10b5-1 plans

Certain of our executive officers have adopted written plans, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the individual when entering into the Rule 10b5-1 plan, without further direction from them. The individual may amend or terminate the Rule 10b5-1 plan in specified circumstances.

corporate governance materials available on our website

Our Corporate Governance Guidelines are intended to provide a set of flexible guidelines for the effective functioning of our Board, including director qualifications and responsibilities, management succession and Board committees. Our Corporate Governance Guidelines are reviewed regularly and revised as necessary or appropriate in response to changing regulatory requirements, evolving best practices and other considerations. They are posted on the Corporate Governance section of our investor relations website at *http://investor.elfcosmetics.com/corporate-governance/governance-guidelines*.

In addition to our Corporate Governance Guidelines, we have also adopted a Code of Business Conduct and Ethics for our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. The Code of Business Conduct and Ethics is designed to help directors and employees resolve ethical and compliance issues encountered in the business environment. We will make any legally required disclosures regarding amendments to, or waivers of, our Code of Business Conduct and Ethics on our website. A copy of our Code of Business Conduct and Ethics is available on the Corporate Governance section of our investor relations website at *http://investor.elfcosmetics.com/corporate-governance/code-of-business-conduct-and-ethics.*

e.l.f

executive compensation

general

This section provides information with regard to compensation for services rendered by our named executive officers in 2018. The compensation provided to our named executive officers in 2018 is provided in detail in the executive compensation tables that follow this section, as well as the accompanying footnotes and narratives relating to those tables.

As an "emerging growth company", as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we are not required to include a Compensation Discussion and Analysis and we have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. With that said, we have decided to include some additional information regarding our compensation setting process and our compensation program beyond what the JOBS Act requires of emerging growth companies. In addition, as an emerging growth company, we are not required to hold an advisory vote to approve the compensation of our named executive officers (commonly referred to as a "say-on-pay vote").

named executive officers

Our named executive officers for 2018 were as follows:

name	position
Tarang P. Amin	Chairman, Chief Executive Officer, President, and Director
John P. Bailey[1]	Former President and Former Chief Financial Officer
Scott K. Milsten	Senior Vice President, General Counsel, Corporate Secretary and Chief People Officer

_____

(1)　Mr. Bailey resigned as our President and Chief Financial Officer effective March 31, 2019.

compensation setting process

The Compensation Committee reviews each executive officer's compensation from time to time to ensure that it adequately reflects the executive officer's qualifications, experience, role and responsibilities.

Our Chief Executive Officer annually reviews the performance of each executive officer (other than with respect to his own performance, which is reviewed by the Compensation Committee) and makes recommendations regarding the base salary and other compensation payable to these executive officers. The Compensation Committee considers those recommendations in determining the base salaries, annual bonus program targets and awards, and equity awards (if any) for our executive officers. The Compensation Committee generally exercises its discretion in modifying the recommended compensation to our executive officers.

The Compensation Committee has engaged Radford, an independent compensation consulting firm, to advise the Compensation Committee with respect to our overall executive compensation programs, including market comparisons and long-term incentive programs. Radford reports directly to the Compensation Committee and does not provide any non-compensation related services to the Company. Based on an assessment of the six independence factors established by the SEC, the Compensation Committee determined that the engagement of Radford does not raise any conflicts of interest or similar concerns. In addition, the Compensation Committee evaluated the independence of its other outside advisers, including outside legal counsel, considering the same independence factors and concluded their work for the Compensation Committee does not raise any conflicts of interest.

primary compensation components

We have three primary elements of our compensation plan: base salary, annual bonuses, and equity compensation, which are described in more detail below.

compensation element	key characteristic	form	purpose
Base Salary	Fixed	Cash	Provides a fixed level of base pay to help us attract and retain strong talent
Annual Bonus	At Risk	Cash	Rewards executives for achievement of Company-wide financial goals
Equity	Variable	Restricted Stock	Rewards executives for creation of long-term stockholder value
	At Risk	Stock Options	

The targeted mix of our three primary compensation elements for 2018 for our Chief Executive Officer and our other named executive officers was as follows:



CEO
- Base Salary: 6.0%
- Bonus: 6.0%
- Equity: 88.0%

Other Named Executive Officers
- Base Salary: 8.4%
- Bonus: 8.4%
- Equity: 83.1%

base salaries

The Company provides base salary as a fixed source of compensation for our named executive officers, allowing them a degree of certainty with respect to their day-to-day compensation. The Compensation Committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent. The relative levels of base salary for each named executive officer is designed to reflect that named executive officer's scope of responsibility and accountability to us. The Compensation Committee reviews the base salaries of our named executive officers periodically and may adjust the base salaries of our named executive officers from time to time.

The base salaries for 2018 for our named executive officers are set forth below. The Company has not increased (and with respect to Mr. Bailey, who resigned effective March 31, 2019, did not increase) any of our named executive officers' base salaries since that named executive officer joined the Company (Mr. Amin and Mr. Milsten each joined the Company in 2014 and Mr. Bailey joined the Company in 2015).

name	salary
Tarang P. Amin	$ 475,000
John P. Bailey	$ 425,000
Scott K. Milsten	$ 325,000

annual bonuses

The Company provides annual performance-based cash bonuses to motivate our named executive officers to achieve our business and strategic goals, in addition to individual goals. Annual bonuses are determined under our 2016 Equity Incentive Award Plan and are based on predetermined financial measures chosen by the Compensation Committee that are aligned with the Company's long term growth metrics. The annual bonus for each named executive officer is determined based on a formula, consisting of that named executive officer's salary, target bonus (which is set at a percentage of base salary), and the performance by the Company of the predetermined financial measures chosen by the Compensation Committee. The Compensation Committee has discretion to determine the final amount of the bonuses payable to our named executive officers.

e.l.f.

The formula for determining annual bonuses for our named executive officers is as follows.

| Base Salary | x | Target Bonus Percentage | x | Funding Percentage [1] | = | Annual Bonus |

_____

(1) The funding percentage is set by the Compensation Committee based on whether the Company has achieved various thresholds related to the predetermined financial measures in the prior year.

The bonus targets and actual bonuses for 2018 for our named executive officers were as follows. The Company has not increased (and with respect to Mr. Bailey, who resigned effective March 31, 2019, did not increase) any of our named executive officers' target bonus percentages since that named executive officer joined the Company.

name	target bonus (% of salary)	target bonus	actual bonus
Tarang P. Amin	100%	$ 475,000	$ —
John P. Bailey	75%	$ 318,750	$ —
Scott K. Milsten	40%	$ 130,000	$ —

No named executive officer received an annual bonus for 2018 given the Company's performance in 2018. For additional details, see the "non-equity incentive plan compensation" column in the summary compensation table and under the heading "executive compensation—executive compensation tables—summary compensation table—annual bonuses."

equity compensation

A core principal of our executive compensation program is that a significant percentage of compensation awarded to our named executive officers be variable. This type of compensation is dependent on the financial success of the Company, and the performance of our common stock. This means that our named executive officers are rewarded when they produce value for our stockholders. We have designed our equity-based compensation program to serve as an effective recruitment and retention tool while also motivating our named executive officers to work toward corporate objectives that we believe provide a meaningful return to our stockholders.

In determining the estimated size of equity awards to any named executive officer, the Compensation Committee considers a number of reference points, including the executive's then-current total target direct compensation (i.e., the sum of salary, target bonuses, and the annualized value of equity awards), the relative targeted mix of cash and equity, and in particular the fact that cash compensation paid to our named executive officers is generally low compared to the competitive market for these positions, the compensation paid to such executive's peers within the Company, and the compensation paid to executives in comparable positions at other companies within a group of peer companies selected by the Compensation Committee. The Company also considers the performance of the Company, the named executive officer's contributions to that performance, as well as expectations for that named executive officer's future contributions to the Company's performance.

2018 equity compensation. For equity grants made to our named executive officers in 2018, see the "stock awards" and "option awards" columns in the summary compensation table and under the heading "executive compensation— executive compensation tables—outstanding equity awards at fiscal year-end."

2019 equity compensation. In early 2019, the Compensation Committee used time-based restricted stock awards and performance-based restricted stock awards (split 50/50 based on the total number of restricted stock awards granted) for Mr. Amin's equity compensation for the 2019 grant cycle. The performance-based restricted stock awards vest in three equal portions on the date that is 18 months after the date that the average closing per share trading price of our common stock equals or exceeds the applicable share price target for a period of 20 trading days, subject to Mr. Amin continuing to provide services to the Company through the applicable vesting date. The share price targets are $12 (approximately 150% of our stock price on the grant date), $15 (approximately 188% of our stock price on the grant date), and $18 (approximately 226% of our stock price on the grant date). The performance-based restricted stock awards do not vest in a change of control unless the price per share in such change of control equals or exceeds the applicable share price target.

executive compensation tables

summary compensation table

name and principal position	year	salary	stock awards [1]	option awards [1]	non-equity incentive plan compensation	all other compensation	total
Tarang P. Amin	2018	$ 475,000	$ 5,247,021	$ 1,750,000	$ —	$ 20,000 [3]	$ 7,492,021
Chairman, Chief Executive Officer and President	2017	$ 475,000	$ 7,155,544	$ 2,269,160	$ 403,750	$ 20,000 [3]	$ 10,323,454
John P. Bailey [2]	2018	$ 425,000	$ 4,047,781	$ 1,350,000	$ —	$ 5,500 [4]	$ 5,828,281
Former President and Former Chief Financial Officer	2017	$ 425,000	$ 3,253,008	$ 1,032,308	$ 270,937	$ 654 [4]	$ 4,981,907
Scott K. Milsten	2018	$ 325,000	$ 1,499,096	$ 500,000	$ —	$ 5,500 [4]	$ 2,329,596
SVP, General Counsel, Corp. Sec. and Chief People Officer	2017	$ 325,000	$ 1,626,504	$ 514,556	$ 110,500	$ 4,000 [4]	$ 2,580,560

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(1) Represents the grant date fair value of stock options, RSUs, and shares of restricted stock granted to the named executive officer in the year indicated, calculated in accordance with FASB ASC Topic 718 for stock-based compensation transactions, disregarding the effects of estimated forfeitures. The grant date fair value of stock options with a market condition is based on the probable outcome of such condition; no maximum value applies. For a discussion of the valuation of these awards, see Notes to Consolidated Financial Statements at Note 12 in the 2018 Annual Report. These amounts do not reflect the amount the named executive officer has actually realized or will realize from the awards upon the vesting of the granted stock options, RSUs, and shares of restricted stock or the sale of the shares underlying the granted stock options, RSUs, or shares of restricted stock.

(2) Mr. Bailey resigned as President and Chief Financial Officer of the Company effective March 31, 2019.

(3) Represents reimbursement of financial planning and tax preparation assistance made pursuant to Mr. Amin's employment agreement.

(4) Represents amount of matching contributions made by the Company under its 401(k) plan.

The Summary Compensation Table and the information below should be reviewed in connection with the information under the heading "executive compensation—primary compensation components."

annual bonuses. For 2018, the Compensation Committee decided to base annual bonuses to our named executive officers on the Company's Adjusted EBITDA performance in 2018. The Compensation Committee decided to base the named executive officers' annual bonuses on Adjusted EBITDA performance because it is a key measure the Company uses to understand and evaluate its operational performance, and because the Compensation Committee believes Adjusted EBITDA is important for driving the performance of the Company's common stock price. In early 2019, the Compensation Committee determined that the Company's Adjusted EBITDA for 2018 did not meet the threshold for funding of the Company's bonus pool. As such, no named executive officer received an annual bonus for 2018.

equity compensation. For the actual number, and vesting schedule, of the equity grants made to our named executive officers during 2018, see under the heading "executive compensation—executive compensation tables—outstanding equity awards at fiscal year-end."

employment agreements. In early 2019, we and e.l.f. Cosmetics, Inc. (our operating subsidiary) and each named executive officer (other than Mr. Bailey who resigned effective March 31, 2019) amended and restated the named executive officer's employment agreement because the term of the prior employment agreements for Mr. Amin and Mr. Milsten expired in early 2019.

The employment agreements for our named executive officers set forth the terms and conditions of employment of each named executive officer, including, among other things, base salary, bonus target, standard employee benefit plan participation, as well as non-solicitation and confidentiality covenants. Each employment agreement provides that the respective named executive officer is an "at-will" employee and may be terminated at any time for any reason, subject, in certain cases, to the payment of severance benefits.

severance. Each named executive officer's employment agreement provides that if his employment is terminated by us for reasons other than death, disability or "cause" (as defined in each employment agreement), or at the election of the named executive officer for "good reason" (as defined in each employment agreement), then, in addition to any accrued but unpaid base salary and paid time off and such employee benefits, if any, to which the named executive officer or his

e.l.f.

dependents may be entitled under our employee benefit plans or programs, and reimbursement for reasonable business expenses, each as would have been payable through the date of termination and any unpaid annual bonus earned for a previously completed fiscal year, he will be entitled to receive:

- an amount equal to his base salary (except that Mr. Amin will be entitled to two times his base salary);

- continued COBRA coverage for such named executive officer and his eligible dependents for a period of up to 18 months; and

- a pro-rated bonus based on actual performance for the fiscal year in which termination occurs, provided that the named executive officer has been employed with us for at least six months of such fiscal year.

All such severance payments and benefits are contingent upon each named executive officer's compliance with certain confidentiality and other provisions as set forth in his respective employment agreement, and the execution of a general release of claims against the Company.

change in control. For equity awards granted on or after our initial public offering in 2016 to our named executive officers other than Mr. Amin, in the event of a named executive officer's termination of employment by reason of death or disability, by the Company without "cause" or by the named executive officer for "good reason", in each case, within 12 months following a change in control, each equity award held by the named executive officer will vest in full. Under a policy adopted by the Compensation Committee in 2016, the equity awards granted to Mr. Amin under our 2016 Equity Incentive Award Plan, unless otherwise determined by the Compensation Committee at the time the applicable equity award is granted, will vest in full immediately prior to a change in control, subject to his continuing to provide services to the Company through the date of the change in control.

retirement plans. We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Internal Revenue Code, on a pre-tax or after-tax (i.e., Roth) basis through contributions to the 401(k) plan. We also generally make matching contributions based on the percentage of each employee's elective deferrals, subject to a pre-determined maximum. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package. See the "all other compensation" column in the summary compensation table for information relating to 401(k) plan matching contributions made to our named executive officers in 2018.

employee benefits and perquisites. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical flexible spending accounts, short-term and long-term disability insurance and life insurance.

In addition, pursuant to his employment agreement, we offer Mr. Amin reimbursement of up to $20,000 per year for expenses incurred by him in connection with financial planning and tax preparation assistance. Except as noted above with respect to Mr. Amin, we do not provide our named executive officers with perquisites or other personal benefits other than those which apply uniformly to all of our employees.

employee stock purchase plan. We have adopted, but not yet implemented, an employee stock purchase plan, which is designed to allow our eligible employees to purchase shares of our common stock with accumulated payroll deductions.

outstanding equity awards at fiscal year-end

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2018. Dollar amounts, except exercise prices, are rounded to the nearest whole dollar.

| name | grant date | option awards | | | | | stock awards | |
		number of securities underlying unexercised options exercisable (#)	number of securities underlying unexercised options unexercisable (#)	equity incentive plan awards: number of securities underlying unexercised unearned options (#)	option exercise price	option expiration date	number of shares or units of stock that have not vested (#)	market value of shares or units that have not vested [1]
Tarang P. Amin	1/31/2014	476,888	—	—	$ 1.84	1/31/2024	—	—
	9/21/2016 [2]	214,018	214,019	—	$ 17.00	9/21/2026	73,280	$ 634,605
	2/14/2017 [3]	—		213,000	$ 26.84	2/14/2027	—	—
	2/14/2017 [2]	—	—	—	—	—	199,950	$ 1,731,567
	3/1/2018 [3]	—	252,200	—	$ 18.43	3/1/2028	284,700	$ 2,465,502
John P. Bailey [4]	8/12/2015	38,130	—	—	$ 1.84	8/12/2025	—	—
	9/21/2016 [2]	97,281	97,282	—	$ 17.00	9/21/2026	33,308	288,447
	2/14/2017 [3]	—	—	96,900	$ 26.84	2/14/2027	—	—
	2/14/2017 [2]	—	—	—	—	—	90,900	$ 787,194
	3/1/2018 [3]		194,500	—	$ 18.43	3/1/2028	219,630	$ 1,901,996
Scott K. Milsten	1/31/2014	55,200	—	—	$ 1.84	1/31/2024	—	—
	8/12/2015	209,939	—	—	$ 1.84	8/12/2025	—	—
	9/21/2016 [2]	48,640	48,641	—	$ 17.00	9/21/2026	16,654	$ 144,224
	2/14/2017 [3]	—	—	48,300	$ 26.84	2/14/2027	—	—
	2/14/2017 [2]	—	—	—	—	—	45,450	$ 393,597
	3/1/2018 [3]	—	72,000	—	$ 18.43	3/1/2028	81,340	$ 704,404

(1) Represents the market value of restricted stock and shares underlying RSUs as of December 31, 2018, based on the closing price of our common stock on that date of $8.66 per share (as reported on the NYSE).

(2) The stock options, RSUs, and shares of restricted stock, as applicable, vest in four substantially equal installments on the first four anniversaries of the date of the grant, subject to continued service through the applicable vesting date.

(3) The stock options vest and become exercisable in three equal tranches on the 30th consecutive trading day that the per share closing price of the Company's common stock equals or exceeds $29, $33, and $36, subject to continued service through the applicable vesting date; provided that in the event of a change in control (as defined in the 2016 Equity Incentive Plan), if the per share consideration provided to the stockholders of the Company pursuant to such change in control equals or exceeds the applicable share price target for a tranche that has not previously or otherwise vested, then the stock options for that tranche vest in full immediately prior to such change in control, subject to continued service through the closing of the change in control.

(4) Mr. Bailey resigned as President and Chief Financial Officer of the Company effective March 31, 2019. All of Mr. Bailey's unvested equity awards as of March 31, 2019 were canceled as of that date. Mr. Bailey has three months from March 31, 2019 to exercise any vested stock options.

compensation committee interlocks and insider participation

The individuals who served as members of the Compensation Committee during 2018 were Mr. McGlashan and Mr. Wolford, each of whom was determined by our Board to be independent under the applicable rules and regulations of the NYSE relating to compensation committee independence. During 2018, none of our executive officers served on the compensation committee (or its equivalent) or on the board of directors of another entity where one of our Compensation Committee members was an executive officer.

e.l.f.

equity compensation plan information

The following table provides certain information, as of December 31, 2018, with respect to all of the Company's equity compensation plans in effect as of December 31, 2018 (which consist of the 2014 Equity Incentive Plan, the 2016 Equity Incentive Award Plan, and the 2016 Employee Stock Purchase Plan). No warrants are outstanding under any of the foregoing plans. All of our equity compensation plans that were in effect as of December 31, 2018 were adopted with the approval of our stockholders.

plan category	number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	weighted-average exercise price of outstanding options, warrants and rights (b) [1]	number of securities remaining available for future issuance under equity compensation plans (c) [2]
Equity Compensation Plans Approved by Stockholders [3]	5,380,056 [4]	$ 11.52	6,432,118 [5]
Equity Compensation Plans Not Approved by Stockholders	—	—	—
TOTAL	5,380,056 [4]	$ 11.52	6,432,118 [5]

---

(1) The calculation of the weighted-average exercise price of the outstanding stock options and rights excludes the shares of common stock included in column (a) that are issuable upon the vesting of then-outstanding RSUs because RSUs have no exercise price.

(2) Excludes securities reflected in column (a).

(3) The 2016 Equity Incentive Award Plan contains an "evergreen" provision, pursuant to which the number of shares of common stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each year beginning in 2017 and ending in 2026, equal to the lesser of (i) 4% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year and (ii) such smaller number of shares of stock as determined by our Board; provided, however, that no more than 22,627,878 shares of stock may be issued upon the exercise of incentive stock options. The 2016 Employee Stock Purchase Plan contains an "evergreen" provision, pursuant to which the number of shares of common stock reserved for issuance under such plan shall be increased on the first day of each year beginning in 2017 and ending in 2026, equal to the lesser of (i) 1% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year and (ii) such smaller number of shares of stock as determined by our Board; provided, however, no more than 6,788,363 shares of stock may be issued under the 2016 Employee Stock Purchase Plan, subject to certain adjustments.

(4) Consists of 4,229,452 shares of common stock underlying outstanding options and 1,150,604 shares of common stock underlying outstanding RSUs.

(5) Includes 1,824,054 shares that were available for future issuance as of December 31, 2018 under the 2016 Employee Stock Purchase Plan, which allows eligible employees to purchase shares of common stock with accumulated payroll deductions. The 2016 Employee Stock Purchase Plan, however, has not been implemented.

our stockholders

beneficial ownership of common stock

The following table shows certain information regarding the beneficial ownership of the Company's common stock as of March 25, 2019 (except as otherwise noted below) by: (i) each nominee for director; (ii) each of our continuing directors; (iii) each of our named executive officers; (iv) all of our executive officers and directors as a group; and (v) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that (i) shares subject to stock options currently exercisable or exercisable within 60 days of the measurement date (regardless of exercise price) and (ii) shares subject to RSUs vesting within 60 days of the measurement date are, in each case, deemed to be outstanding for computing the percentage ownership of the stockholder holding those stock options or RSUs but not for any other stockholder.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o e.l.f. Beauty, Inc., 570 10th Street, Oakland, CA 94607.

name of beneficial holder	total beneficial ownership (#)	total beneficial ownership (%) [1]
greater than 5% stockholder:		
Parties to the Stockholders Agreement [2]	23,368,620	46.9%
TPG Growth II Advisors, Inc. [3] [4]	13,510,828	27.1%
Tarang P. Amin[5]	6,483,219	12.8%
Marathon Partners Equity Management, LLC [6]	4,160,200	8.3%
FMR LLC [7]	3,928,600	7.9%
Champlain Investment Partners, LLC [8]	3,425,575	6.9%
J.A. Cosmetics Corp. [9]	2,849,221	5.7%
named executive officers and directors:		
Tarang P. Amin[5]	6,483,219	12.8%
John P. Bailey[10] [11]	404,536	*
Scott K. Milsten [12]	809,199	1.6%
Stephen A. Ellis [13]	—	*
Lauren Cooks Levitan [14]	52,367	*
Richelle P. Parham[15]	8,401	*
Kirk L. Perry [16]	28,895	*
Beth M. Pritchard [17]	10,791	*
Sabrina L. Simmons [18]	48,778	*
Maureen C. Watson [19]	47,955	*
Richard G. Wolford [20]	52,549	*
executive officers and directors as a group (14) [21]:	**8,844,411**	**17.1%**

---

* Represents ownership of less than 1% of the total outstanding shares of common stock.

(1) Based on 49,870,772 shares of common stock outstanding as of the date indicated above.

e.l.f.

(2)   Pursuant to the Stockholders Agreement, (i) the parties to the Stockholders Agreements have agreed to certain restrictions on private transfers of their shares of common stock, and (ii) certain affiliates of our founders (including J.A. Cosmetics Corp.) have agreed to vote their shares of common stock in favor of the nominees designated to serve on our Board by TPG elf Holdings, L.P.(the direct holder of TPG Growth's shares of common stock) ("TPG elf Holdings"). In addition, pursuant to the Stockholders Agreement (i) certain affiliates of our founders (including J.A. Cosmetics Corp.) have granted an irrevocable proxy in respect of all of their shares of common stock to TPG elf Holdings and (ii) Mr. Amin and his family trusts have granted an irrevocable proxy in respect of certain of their shares of common stock to TPG elf Holdings, in each case to vote such shares subject to the irrevocable proxy in connection with matters relating to the composition of our Board and the right of TPG elf Holdings to nominate members to our Board; provided that such proxy terminates when TPG elf Holdings no longer has the right to designate at least one nominee for our Board and, with respect to Mr. Amin and his family trusts, when Mr. Amin is no longer an executive officer, director, or holder of more than 10% of any class of our equity securities.

(3)   TPG Growth is the beneficial owner of 13,510,828 shares of common stock, has sole voting power over 0 shares of common stock, has shared voting power over 13,510,828 shares of common stock, has sole dispositive power over 0 shares of common stock and has shared dispositive power over 13,510,828 shares of common stock. Based on a Schedule 13G/A filed with the SEC on February 13, 2018 by TPG Growth, David Bonderman, and James G. Coulter, Mr. Bonderman and Mr. Coulter, as the sole shareholders of TPG Growth, may be deemed to beneficially own the shares of common stock beneficially owned by TPG Growth (but Mr. Bonderman and Mr. Coulter disclaim any such beneficial ownership except to the extent of their pecuniary interest therein). The shares of common stock beneficially owned by TPG Growth, Mr. Bonderman, and Mr. Coulter are held directly by TPG elf Holdings (of which TPG Growth is the general partner). TPG Growth's, Mr. Bonderman's, and Mr. Coulter's address is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)   In addition to the shares of common stock beneficially owned by TPG Growth as indicated in footnote (3), as a result of the voting obligations and irrevocable proxy set forth in the Stockholders Agreement, TPG elf Holdings (and TPG Growth, Mr. Bonderman, and Mr. Coulter) may be deemed to be the beneficial owner of the shares of common stock held by certain other parties to the Stockholders Agreement. Those additional shares of common stock are not reflected in TPG Growth's beneficial ownership in the table above. In the Schedule 13G/A noted in footnote (3), TPG Growth, Mr. Bonderman, and Mr. Coulter disclaim beneficial ownership of the shares held by the stockholders that are parties to the Stockholders Agreement.

(5)   Consists of (i) 1,770,670 shares of common stock held by Mr. Amin, (ii) 722,785 stock options held by Mr. Amin that are exercisable within 60 days of the date indicated above, (iii) 0 RSUs held by Mr. Amin that will vest within 60 days of the date indicated above, and (iv) 3,958,593 shares of common stock held by various family trusts for which Mr. Amin and his wife serve as co-trustees and over which they each have sole investment and voting power.

(6)   Based on a Schedule 13D/A filed with the SEC on January 28, 2019 by Marathon Partners L.P.("Partners Fund"), Marathon Focus Fund L.P.("Focus Fund"), Marathon Partners LUX Fund, L.P. ("Lux Fund"), Cibelli Research & Management, LLC ("Cibelli Research"), Marathon Partners Equity Management, LLC ("Marathon Partners"), and Mario D. Cibelli (collectively with Partners Fund, Focus Fund, Lux Fund, Cibelli Research and Marathon Partners, "Marathon"). Partners Fund is the beneficial owner of 2,950,000 shares of common stock, has sole voting power over 0 shares of common stock, has shared voting power over 2,950,000 shares of common stock, has sole dispositive power over 0 shares of common stock and has shared dispositive power over 2,950,000 shares of common stock. Focus Fund is the beneficial owner of 400,000 shares of common stock, has sole voting power over 0 shares of common stock, has shared voting power over 400,000 shares of common stock, has sole dispositive power over 0 shares of common stock and has shared dispositive power over 400,000 shares of common stock. Lux Fund is the beneficial owner of 800,000 shares of common stock, has sole voting power over 0 shares of common stock, has shared voting power over 800,000 shares of common stock, has sole dispositive power over 0 shares of common stock and has shared dispositive power over 800,000 shares of common stock. Lux Fund has purchased in the over the counter market put options referencing an aggregate of 133,400 Shares, which have an exercise price of $7.50 and expired on February 15, 2019. Cibelli Research is the beneficial owner of 1,200,000 shares of common stock, has sole voting power over 0 shares of common stock, has shared voting power over 1,200,000 shares of common stock, has sole dispositive power over 0 shares of common stock and has shared dispositive power over 1,200,000 shares of common stock. Marathon Partners is the beneficial owner of 4,150,000 shares of common stock, has sole voting power over 0 shares of common stock, has shared voting power over 4,150,000 shares of common stock, has sole dispositive power over 0 shares of common stock and has shared dispositive power over 4,150,000 shares of common stock. Mr. Cibelli is the beneficial owner of 4,160,200 shares of common stock, has sole voting power over 10,200 shares of common stock, has shared voting power over 4,150,000 shares of common stock, has sole dispositive power over 10,200 shares of common stock and has shared dispositive power over 4,150,000 shares of common stock. Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the shares of common stock owned by each of Focus Fund and Lux Fund. Marathon Partners, as the investment manager of each of Partners Fund, Focus Fund and Lux Fund and the general partner of Partners Fund, may be deemed the beneficial owner of the shares of common stock owned by each of Partners Fund, Focus Fund and Lux Fund. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the shares of common stock owned by each of Partners Fund, Focus Fund and Lux Fund. Each of Partners Fund, Focus Fund, LUX Fund, Cibelli Research, Marathon Partners, and Mr. Cibelli disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein. Each of Partners Fund's, Focus Fund's, Lux Fund's, Cibelli Research's, Marathon Partners', and Mr. Cibelli's address is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.

(7)   Based on a Schedule 13G/A filed with the SEC on February 13, 2019 by FMR LLC and Abigail P. Johnson. FMR LLC is the beneficial owner of 3,928,600 shares of common stock, has sole voting power over 687,142 shares of common stock, has shared voting power over 0 shares of common stock, has sole dispositive power over 3,928,600 shares of common stock and has shared dispositive power over 0 shares of common stock. Ms. Johnson and members of her family, through ownership of voting common shares of FMR LLC and the execution of the shareholders' voting agreement, may be deemed to beneficially own the shares of common stock beneficially owned by FMR LLC. Neither FMR LLC nor Ms. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. FMR LLC's and Ms. Johnson's address is 245 Summer Street, Boston, Massachusetts 02210.

(8)   Based on a Schedule 13G/A filed with the SEC on February 13, 2019 by Champlain Investment Partners, LLC ("Champlain"). Champlain is the beneficial owner of 3,425,575 shares of common stock, has sole voting power over 2,345,490 shares of common stock, has shared voting power of 0 shares of common stock, has sole dispositive power over 2,749,980 shares of common stock, and has shared dispositive power over 0 shares of common stock. Champlain's address is 180 Battery St., Burlington, Vermont 05401.

e.l.f.

(9) Based on a Schedule 13G/A filed with the SEC on February 12, 2019 by J.A. Cosmetics Corp. J.A. Cosmetics Corp. is the beneficial owner of 2,849,221 shares of common stock, has sole voting power over 2,849,221 shares of common stock, has shared voting power over 0 shares of common stock, has sole dispositive power over 2,849,221 shares of common stock and has shared dispositive power over 0 shares of common stock. Joseph A. Shamah, Alan Shamah and Frank Pisani share voting, investment and dispositive power over the shares held by J.A. Cosmetics Corp., and as a result, each may be deemed to share beneficial ownership of the shares held of record by J.A. Cosmetics Corp. (but each such individual disclaims any such beneficial ownership). J.A. Cosmetics Corp.'s address is 1393 East 7th Street, Brooklyn, New York 11230.

(10) Consists (i) 258,630 shares of common stock held by Mr. Bailey, (ii) 145,906 stock options held by Mr. Bailey that are exercisable within 60 days of the date indicated above and (iii) 0 RSUs held by Mr. Bailey that will vest within 60 days of the date indicated above.

(11) Mr. Bailey resigned as President and Chief Financial Officer, effective March 31, 2019.

(12) Consists of (i) 303,021 shares of common stock held by Mr. Milsten, (ii) 331,779 stock options held by Mr. Milsten that are exercisable within 60 days of the date indicated above, (iii) 0 RSUs held by Mr. Milsten that will vest within 60 days of the date indicated above, and (iv) 174,399 shares of common stock held by the Milsten/Conner Trust dated October 17, 2008 for which Mr. Milsten and his wife serve as co-trustees and over which they each have sole investment and voting power.

(13) Mr. Ellis was appointed to our Board on March 14, 2019. Mr. Ellis is a partner at TPG Growth. Mr. Ellis has no voting or investment power over, and disclaims beneficial ownership of, the shares held by TPG Growth. The address of Mr. Ellis is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(14) Consists of (i) 7,867 shares of common stock held by Ms. Cooks Levitan, (ii) 34,500 stock options held by Ms. Cooks Levitan that are exercisable within 60 days of the date indicated above (20,700 of the stock options are unvested but permit early exercise), and (iii) 10,000 RSUs held by Ms. Cooks Levitan that will vest within 60 days of the date indicated above.

(15) Consists of (i) 1,240 shares of common stock held by Ms. Parham, (ii) 0 stock options held by Ms. Parham that are exercisable within 60 days of the date indicated above, and (iii) 7,161 RSUs held by Ms. Parham that will vest within 60 days of the date indicated above.

(16) Consists of (i) 5,633 shares of common stock held by Mr. Perry, (ii) 13,800 stock options held by Mr. Perry that are exercisable within 60 days of the date indicated above, and (iii) 9,462 RSUs held by Mr. Perry that will vest within 60 days of the date indicated above.

(17) Consists of (i) 3,630 shares of common stock held by Ms. Pritchard, (ii) 0 stock options held by Ms. Pritchard that are exercisable within 60 days of the date indicated above, and (iii) 7,161 RSUs held by Ms. Pritchard that will vest within 60 days of the date indicated above.

(18) Consists of (i) 4,048 shares of common stock held by Ms. Simmons, (ii) 34,500 stock options held by Ms. Simmons that are exercisable within 60 days of the date indicated above (13,800 of the stock options are unvested but permit early exercise), and (iii) 10,230 RSUs held by Ms. Simmons that will vest within 60 days of the date indicated above.

(19) Consists of (i) 3,686 shares of common stock held by Ms. Watson, (ii) 34,500 stock options held by Ms. Watson that are exercisable within 60 days of the date indicated above, and (iii) 9,769 RSUs held by Ms. Watson that will vest within 60 days of the date indicated above.

(20) Consists of (i) 7,947 shares of common stock held by Mr. Wolford, (ii) 34,500 stock options held by Mr. Wolford that are exercisable within 60 days of the date indicated above, and (iii) 10,102 RSUs held by Mr. Wolford that will vest within 60 days of the date indicated above.

(21) Consists of (i) 6,933,029 shares of common stock, (ii) 1,847,497 stock options that are exercisable within 60 days of the date indicated above, and (iii) 63,885 RSUs that will vest within 60 days of the date indicated above.

chief executive officer stock purchases

In August 2018, as evidence of his commitment to the Company and its long-term growth objectives, Mr. Amin (through his family trusts) purchased 65,600 shares of our common stock on the open market. After taking into account these purchases and Mr. Amin's restricted stock award grants in early 2019, as of March 25, 2019, Mr. Amin (individually and through his family trusts) has purchased (including through the exercise of stock options) over 80% of the shares Mr. Amin and his family trusts hold.*

———

* Mr. Amin's and his family trust's holdings, for purposes of this calculation, do not include Mr. Amin's vested but unexercised stock options as of March 25, 2019.

section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires our directors and executive officers and persons who beneficially own more than 10 percent of our common stock to file initial reports of ownership and changes in ownership of our common stock with the SEC. These persons and entities are also required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such forms furnished to the Company and other written representations to us, during 2018, all reporting persons complied with all applicable Section 16(a) filing requirements, except that Mr. Amin, Mr. Bailey, Mr. Fieldman, and Mr. Milsten, each filed one Form 4 late, reporting two transactions each, and Mr. Baruch filed two Form 4s late, one reporting two transactions and the other reporting one transaction.

e.l.f.

stockholder proposals

If a stockholder desires to have a proposal considered for presentation at the 2020 annual meeting of stockholders and included in the Company's proxy statement and form of proxy used in connection with such meeting, the proposal must be submitted in writing to our Corporate Secretary (at the address below) and it must comply with the requirements of SEC Rule 14a-8.

Under SEC Rule 14a-8, stockholder proposals must be received not less than 120 calendar days prior to the one-year anniversary of the date the proxy statement was released to stockholders in connection with the previous year's annual meeting, which for the 2020 annual meeting would be December 12, 2019. However, as we previously disclosed, we changed our fiscal year end from December 31 to March 31, with our fiscal year 2020 running from April 1, 2019 to March 31, 2020. As such, though we do not have a date set yet for the 2020 annual meeting of stockholders, we know that we will hold the 2020 annual meeting more than 30 days after the one-year anniversary of the 2019 annual meeting. Accordingly, the deadline will be a reasonable time before we begin to print and send our proxy materials for the 2020 annual meeting. We will disclose the deadline by which stockholder proposals must be received in order to be included in our proxy statement for the 2020 annual meeting under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any other means reasonably determined to inform our stockholders.

If a stockholder, rather than including a proposal in our proxy statement as discussed above, commences his or her own proxy solicitation for the 2020 annual meeting or proposes business for consideration at the 2020 annual meeting, we must receive notice not later than the 90th day prior to the date of 2020 annual meeting or, if later, the 10th day following the day we first publicly disclose the date of the 2020 annual meeting.

Proposals and notices should be submitted in writing to:

e.l.f. Beauty, Inc.
ATTN: Corporate Secretary
570 10th Street
Oakland, California 94607

audit matters

proposal 2: ratification of the appointment of independent registered public accounting firm

what am i voting on?

Stockholders are being asked to ratify the appointment of Deloitte by the Audit Committee as the Company's independent registered public accounting firm for the transition period ended March 31, 2019 and the fiscal year ending March 31, 2020.

Representatives of Deloitte are expected to be present at the 2019 annual meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

voting recommendation

"**FOR**" the ratification of the appointment of Deloitte as our independent registered public accounting firm for the transition period ended March 31, 2019 and the fiscal year ending March 31, 2020.

Based on the Audit Committee's assessment of Deloitte's qualifications and performance, our Board believes their retention for the transition period ended March 31, 2019 and the fiscal year ending March 31, 2020 is in the best interests of the Company. In making its selection, the Audit Committee annually reviews Deloitte's independence, periodically considers whether to rotate the independent registered public accounting firm, and considers the advisability and potential impact of selecting a different independent registered accounting firm. Additionally, the Audit Committee monitors the rotation of the partners assigned to our audit engagement team in accordance with applicable laws and rules.

required vote

The appointment will be ratified if stockholders representing a majority of the voting power of the shares vote "For" the ratification.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte as the Company's independent registered public accounting firm. However, our Board is submitting the selection of Deloitte to the stockholders for ratification as a matter of good corporate practice.

If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

e.l.f.

audit fees and services

The following table shows the aggregate fees billed to the Company by Deloitte, the Company's independent registered public accounting firm for 2018 and 2017. All fees described were pre-approved by the Audit Committee.

type of fees		2018		2017
Audit Fees [1]	$	1,023,500	$	1,163,560
Audit-Related Fees [2] [3]	$	112,432	$	52,835
Tax Fees [4]	$	18,491	$	59,646
All Other Fees [5]	$	—	$	240,000
TOTAL FEES	$	1,154,423	$	1,516,041

_____

(1)   Includes fees related to financial statement audit, quarterly reviews, registration statements, and China statutory audit.

(2)   For 2018, includes fees related to M&A due diligence services.

(3)   For 2017, includes fees related to assurance services supporting the Company's adoption of ASC 606, Revenue from Contracts with Customers.

(4)   Includes fees related to general tax consulting, transfer pricing, and uniform capitalization services.

(5)   Includes fees related to strategy consulting services.

pre-approval policy

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by the Company's independent registered public accounting firm. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. Actual amounts billed, to the extent in excess of any estimated amounts, are periodically reviewed and approved by the Audit Committee.

The Audit Committee has determined that the rendering of the services other than audit services by Deloitte is compatible with maintaining the principal accountant's independence.

audit committee report

The Audit Committee ("Audit Committee") of the Board of Directors (the "Board") of e.l.f. Beauty, Inc. (the "Company") is comprised of independent directors as required by the listing standards of the New York Stock Exchange and Securities and Exchange Commission rules. The members of the Audit Committee are Ms. Sabrina L. Simmons, Ms. Lauren Cooks Levitan and Mr. Richard G. Wolford. The Audit Committee operates pursuant to a written charter adopted by the Board.

The role of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board. Management of the Company has the primary responsibility for the Company's financial statements as well as the Company's financial reporting process and principles, internal controls, and disclosure controls. The independent auditors are responsible for performing an audit of the Company's financial statements and the effectiveness of the Company's internal controls over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board.

In this context, the Audit Committee has reviewed and discussed the audited financial statements of the Company as of and for the year ended December 31, 2018, with management and the independent auditors. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Public Company Accounting Oversight Board rules relating to auditor independence communications, as currently in effect, and it has discussed with the auditors their independence from the Company. The Audit Committee has also considered whether the independent auditor's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

Based on the reports and discussions above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018.


AUDIT COMMITTEE
Sabrina L. Simmons, Chair
Lauren Cooks Levitan
Richard G. Wolford


The report of the Audit Committee will not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall such information be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

e.l.f.

additional information

other business for consideration

Our Board does not presently intend to bring any business other than the proposals listed in this proxy statement before the 2019 annual meeting, and, so far as is known to it, no other business is to be brought before the 2019 annual meeting except as specified in the Notice of Internet Availability of Proxy Materials. As to any business that may properly come before the 2019 annual meeting, however, it is the intention of each person named as a proxy holder in the proxy card to vote on those matters in accordance with his best judgment.

no incorporation by reference

In our filings with the SEC, information is sometimes "incorporated by reference." This means that we refer you to information previously filed with the SEC that should be considered as part of the particular filing. Website addresses included in this proxy statement are intended to provide inactive, textual references only and the information on those websites is not part of this proxy statement.

annual report

Our 2018 Annual Report has been made available to our stockholders and posted at *www.envisionreports.com/ELF*. The Company will provide, without charge, a copy of our 2018 Annual Report (including the financial statements and the financial statement schedules but excluding the exhibits) upon the written request of any stockholder. Requests for our 2018 Annual Report can be made by writing to our investor relations department at:

e.l.f. Beauty, Inc.
ATTN: Investor Relations
570 10th Street
Oakland, California 94607

http://investor.elfcosmetics.com/ir-resources/contact-us

internet availability of annual meeting materials

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending the Notice of Internet Availability of Proxy Materials to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice of Internet Availability of Proxy Materials. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of the 2019 annual meeting.

expenses of solicitation

The proxy is solicited on behalf of our Board, and we are paying for the cost of the proxy solicitation process. Proxies may be solicited by mail, the Internet, telephone, personal contact, or electronic means and may also be solicited by directors, officers and employees. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies.

We also will request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of our stock as of the record date and will reimburse them for the cost of forwarding the proxy materials in accordance with customary practice.

stockholders sharing the same address

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our Notice of Internet Availability of Proxy Materials or other proxy materials, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or other proxy materials, or if you hold shares in more than one account, and in either case you wish to receive only a single copy of the Notice of Internet Availability of Proxy Materials or other proxy materials for your household, please contact us with your request. Likewise, if you participate in householding and wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials or other proxy materials, or if you do not wish to participate in householding and prefer to receive separate copies in the future, please also contact us with your request.

If you are a beneficial stockholder, and you share an address with other beneficial stockholders, your broker is permitted to deliver a single copy of the proxy materials and Notice of Internet Availability of Proxy Materials to your address, unless you otherwise request separate copies.

You can contact us at:

e.l.f. Beauty, Inc.
ATTN: Investor Relations
570 10th Street
Oakland, California 94607

http://investor.elfcosmetics.com/ir-resources/contact-us

forward-looking statements

This proxy statement contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management's current expectations, estimates, forecasts, projections, beliefs and assumptions and are not guarantees of future performance. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, actual results and the timing of selected events may differ materially from those expectations. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, the risks and uncertainties that are described in the Company's most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, as updated from time to time in the Company's SEC filings. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date hereof. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

e.l.f.

questions and answers

why did i receive a notice regarding the availability of proxy materials on the internet instead of a full set of proxy materials?

Under SEC rules, we have elected to provide access to our proxy materials over the Internet. On or about April 10, 2019, we will mail a Notice of Internet Availability of Proxy Materials to our stockholders of record as of March 25, 2019 directing stockholders to a website where they can access the proxy materials and view instructions on how to vote their shares via the Internet. If you received the Notice of Internet Availability of Proxy Materials only and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice of Internet Availability of Proxy Materials to request that a paper copy be mailed to you. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of the 2019 annual meeting.

what does it mean if i receive more than one notice of internet availability of proxy materials?

If you receive more than one Notice of Internet Availability of Proxy Materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Notice of Internet Availability of Proxy Materials to ensure that all of your shares are voted.

will i receive any other proxy materials by mail?

No, we will not send any additional proxy materials by mail unless you request such materials.

how can i access the proxy materials over the internet?

The Notice of Internet Availability of Proxy Materials and proxy card or voting instruction card will contain instructions on how to view the proxy materials on the Internet, vote your shares on the Internet, and request electronic delivery of future proxy materials. An electronic copy of the proxy materials and the 2018 Annual Report are available at *www.edocumentview.com/ELF*.

what information is contained in these materials?

The information included in this proxy statement relates to the election of directors and other proposals to be voted upon at the 2019 annual meeting, the voting process, the compensation of directors and our named executive officers, and certain other required information. Our 2018 Annual Report is also included. Copies of exhibits filed with, and documents incorporated by reference in, our 2018 Annual Report will be furnished to stockholders upon written request and payment of our reasonable expenses in furnishing such exhibits and documents.

who may attend the 2019 annual meeting?

All stockholders of record as of March 25, 2019 (including stockholders who hold shares in "street name" through a brokerage firm, bank, dealer, or other similar organization, trustee, or nominee (generally referred to in this proxy statement as a "broker")), holders of valid proxies for those stockholders and other persons invited by us may attend the 2019 annual meeting.

how do i attend the 2019 annual meeting?

The 2019 annual meeting will be held on May 21, 2019 at 8:30 a.m., local time, at the Company's headquarters located at 570 10th Street, 3rd Floor, Oakland, California 94607. Directions to the 2019 annual meeting may be found on our website at *http://investor.elfcosmetics.com/ir-resources/contact-us*. If you are not a stockholder of record but hold shares through a broker, you will need to provide proof of beneficial ownership as of March 25, 2019. *Please note that if you intend to vote your shares held by a broker at the 2019 annual meeting you must request and obtain a valid proxy form from your broker.* You should also be prepared to present a valid, government-issued photo identification for admittance. Information on how to vote in person at the 2019 annual meeting is discussed below.

what if another matter (other than the proposals listed in this proxy statement) is properly brought before the 2019 annual meeting?

Our Board knows of no other matters that will be presented for consideration at the 2019 annual meeting. If any other matters are properly brought before the 2019 annual meeting or any postponement or adjournment thereof, it is the intention of each person named as a proxy holder in the proxy card to vote on those matters in accordance with his best judgment.

who is entitled to vote?

Stockholders as of the close of business on March 25, 2019, the record date of the 2019 annual meeting, are entitled to vote on all items properly presented at our 2019 annual meeting. On the record date, 49,870,772 shares of our common stock were issued and outstanding and entitled to vote. Every stockholder is entitled to one vote for each share of common stock held on the record date. A list of these stockholders will be available during regular business hours at the Company's headquarters, from our Corporate Secretary, at least 10 days before our 2019 annual meeting. The list of stockholders will also be available at the time and place of our 2019 annual meeting. There is no cumulative voting with respect to the election of directors.

how do i vote?

You may vote your shares by written proxy, over the Internet, or in person at the 2019 annual meeting. Please also see the detailed instructions on your proxy card or voting instruction form. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the 2019 annual meeting, and not revoked or superseded, will be voted at the 2019 annual meeting in accordance with the instructions indicated on those proxies. YOUR VOTE IS IMPORTANT. Voting procedures based on how your shares are held are described below.

Stockholder of Record (Shares Registered in Your Name). You are a stockholder of record if your shares were registered directly in your name with the transfer agent for our common stock, Computershare, Inc. ("Computershare"), at the close of business on the record date. If you are a stockholder of record, you may vote in person at the 2019 annual meeting, vote by proxy through the Internet, or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the 2019 annual meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the 2019 annual meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the 2019 annual meeting and we will give you a ballot when you arrive.

- To vote through the Internet, go to *www.envisionreports.com/ELF* to complete an electronic proxy card. You will be asked to provide the company number and control number from the Notice of Internet Availability of Proxy Materials. Your vote must be received by 1:00 a.m., Eastern Time, on May 21, 2019 to be counted.

- To vote over the phone, call toll free 1-800-652-VOTE (8683) within the United States, U.S. territories and Canada.

- To vote using the proxy card, please request a proxy card (if we haven't already delivered one

to you) and simply complete, sign, and date the proxy card and return it promptly. If you return your signed proxy card to us before the 2019 annual meeting, we will vote your shares as directed by your proxy card.

Beneficial Owner (Shares Registered in the Name of Broker). If your shares were held not in your name, but rather in an account at a broker, at the close of business on the record date, then you are the beneficial owner of shares held in "street name" and the broker holding your account is considered to be the stockholder of record for purposes of voting at the 2019 annual meeting. If you are a beneficial owner of shares registered in the name of your broker, you should have received a Notice of Internet Availability of Proxy Materials containing voting instructions from your broker rather than from us. Please follow the voting instructions in the Notice of Internet Availability of Proxy Materials to ensure that your vote is counted. Alternatively, you may vote over the Internet as instructed by your broker. *To vote in person at the 2019 annual meeting, you must obtain a proxy form from your broker. Follow the instructions included with the Notice of Internet Availability of Proxy Materials, or contact your broker to request a proxy form.*

Internet proxy voting will be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet, such as usage charges from Internet access providers and telephone companies.

who can vote in person at the 2019 annual meeting?

Stockholders of record at the close of business on the record date may vote in person at the 2019 annual meeting. If you held your shares through a broker, you may not vote your shares in person at the 2019 annual meeting unless you request and obtain a proxy form from your broker. Please contact your broker to request a proxy form.

Whether or not you plan to attend the 2019 annual meeting, we urge you to fill out and return the proxy card or vote by proxy on the Internet as instructed above to ensure your vote is counted.

how many votes do i have?

On each matter to be voted upon, each holder of shares of common stock is entitled to one vote for each share of common stock held as of the record date.

e.l.f.

who counts the votes?

Computershare, Inc., our transfer agent, has been engaged as our independent agent to tabulate stockholder votes and appointed as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Computershare for tabulation. As noted above, if you hold your shares through a broker, your broker will return one proxy card to Computershare on behalf of all its clients.

how are votes counted?

Votes will be counted by Computershare, as the inspector of election appointed for the 2019 annual meeting, who will separately count "For," "Withhold," and broker non-votes with respect to Proposal 1 and "For," "Against," "Abstain," and broker non-votes with respect to Proposal 2. If your shares are held by your broker, you will need to obtain a valid proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "routine" items, but not with respect to "non-routine" items.

how many votes are needed to approve the proposals?

Election of three Class III directors. The three nominees receiving the most "For" votes will be elected. "Withhold" votes and broker non-votes are not considered votes cast for this purpose, and will have no effect on the election of the nominees.

Ratification of appointment of Deloitte. This proposal will be decided by a majority of the votes cast "For" or "Against" it. This means that the number of shares voted "For" this proposal must exceed the number of shares voted "Against" it in order for this proposal to be approved. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote for this proposal.

what are "broker non-votes"?

If you hold shares beneficially through a broker and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Matters on which a broker is not permitted to vote without instructions from the beneficial owner are referred to as "non-routine" matters. Broker non-votes are counted for

purposes of determining whether or not a quorum exists for the transaction of business.

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your broker by the deadline provided in the materials you receive from your broker. If you do not provide voting instructions to your broker, your broker will only have discretion to vote your shares on "routine" matters.

The proposals to be voted on at the 2019 annual meeting are classified as follows:

- Election of Class III directors is considered a "non-routine" matter; and

- The ratification of the appointment of Deloitte as our independent registered public accounting firm for the 2019 transition period and our fiscal year 2020 is considered a "routine" matter.

If you hold your shares beneficially through a broker, it is critical that you cast your vote if you want it to count in the election of our directors. If you hold your shares beneficially through a broker and you do not instruct your broker how to vote in the election of our directors, no votes will be cast on your behalf.

what if i return a proxy card but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted:

- "For" each nominee in the election of Class III directors; and

- "For" the ratification of the appointment of Deloitte as our independent registered public accounting firm for the 2019 transition period and our fiscal year 2020.

can i change my vote or revoke my proxy after submitting my proxy card?

Yes. You can revoke your proxy at any time before the final vote at the 2019 annual meeting. If you are the record holder of your shares, you may revoke your proxy before the final vote in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy through the Internet.

- You may send a timely written notice that you are revoking your proxy to:

    e.l.f. Beauty, Inc.
    ATTN: Corporate Secretary
    570 10th Street
    Oakland, California 94607

- You may attend the 2019 annual meeting and vote in person. Simply attending the 2019 annual meeting will not, by itself, revoke your proxy.

Your most current proxy card or Internet proxy is the one that is counted.

Note that if your shares are held by your broker, you should follow the instructions provided by your broker.

what is a quorum and what constitutes a quorum?

A "quorum" is the number of shares that must be present, in person or by proxy, in order for business to be conducted at the 2019 annual meeting. The required quorum for the 2019 annual meeting is the presence in person or by proxy of the holders of a majority in voting power of the stock issued and outstanding as of the record date and entitled to vote at the 2019 annual meeting. Because there were 49,870,772 shares of our common stock issued, outstanding and entitled to vote as of the record date, a quorum will be present for the 2019 annual meeting if an aggregate of at least 24,935,387 shares are present in person or by proxy at the 2019 annual meeting. If a quorum is not present, the meeting will be adjourned until a quorum is obtained. "Withhold" votes, abstentions, and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum.

If you are a stockholder of record, your shares will be counted towards the quorum only if you submit a valid proxy or vote at the 2019 annual meeting. If you hold your shares beneficially through a broker, your shares will be counted towards the quorum if your broker submits a proxy for your shares at the 2019 annual meeting, even if such proxy results in a broker non-vote due to the absence of voting instructions from you. "Withhold" votes and abstentions will also be counted towards the quorum requirement. If there is no quorum, either the chairperson of the 2019 annual meeting or a majority in voting power of the stockholders entitled to vote at the 2019 annual meeting, present in person or represented by proxy, may adjourn the 2019 annual meeting to another time or place.

what happens if a nominee is unable to stand for re-election?

If a nominee is unable to stand for re-election, our Board may reduce the number of directors on our Board or it may name a substitute nominee. If a substitute is named, shares represented by properly executed proxies may be voted for the substitute nominee.

who is paying for this proxy solicitation process?

The proxy is solicited on behalf of our Board, and we are paying for the cost of the proxy solicitation process. Copies of the proxy materials will be given to brokers that hold shares that are beneficially owned by others. Upon request, we will reimburse these brokers for their reasonable out-of-pocket expenses in forwarding these proxy materials to the stockholders who are the beneficial owners. Original solicitation of proxies may be supplemented by telephone or personal solicitation by our directors, officers or other employees. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies.

how can i find out the results of the voting at the 2019 annual meeting?

We will announce preliminary voting results at the 2019 annual meeting and publish final results in a Current Report on Form 8-K within the time-frame required by the SEC. If final voting results are unavailable at that time, we will file an amended Current Report on Form 8-K within four business days of the day the final results are available.

when are stockholder proposals due for the 2020 annual meeting of stockholders?

In the event that a stockholder desires to have a proposal considered for presentation at the 2020 annual meeting of stockholders and included in the Company's proxy statement and form of proxy used in connection with such meeting, the proposal must be forwarded in writing to our Corporate Secretary and it must comply with the requirements of SEC Rule 14a-8.

Under SEC Rule 14a-8, stockholder proposals must be received not less than 120 calendar days prior to the one-year anniversary of the date the proxy statement was released to stockholders in connection with the previous year's annual meeting, which for the 2020 annual meeting would be December 12, 2019. However, as we previously disclosed, we changed our fiscal year end from December 31 to March 31, with our fiscal year 2020 running from April 1, 2019 to March 31, 2020. As such, though we do not have a date set yet for the 2020 annual meeting of stockholders, we know that we will hold the 2020 annual

e.l.f.

meeting more than 30 days after the one-year anniversary of the 2019 annual meeting. Accordingly, we anticipate that the deadline for stockholder proposals will be a reasonable time before we begin to print and send our proxy materials for the 2020 annual meeting. We will disclose the deadline by which stockholders proposals to be included in our proxy materials must be received under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any other means reasonably determined to inform our stockholders.

If a stockholder, rather than including a proposal in our proxy statement as discussed above, commences his or her own proxy solicitation for the 2020 annual meeting or proposes business for consideration at the 2020 annual meeting, we must receive notice not later than the 90th day prior to the date of the 2020 annual meeting or, if later, the 10th day following the day we first publicly disclose the date of the 2020 annual meeting. Any such proposal must comply with the requirements of our bylaws, which contain additional requirements about advance notice of stockholder proposals.

Proposals and notices should be submitted in writing to:

e.l.f. Beauty, Inc.
ATTN: Corporate Secretary
570 10th Street
Oakland, California 94607

will Deloitte be present at the 2019 annual meeting?

Representatives of Deloitte, our independent registered public accounting firm for 2018, are expected to be present at the 2019 annual meeting and will have the opportunity to make statements, if they so desire, and to respond to appropriate questions.

what if my question isn't listed here?

If your question wasn't listed here, please contact our investor relations department.

http://investor.elfcosmetics.com/ir-resources/contact-us

e.l.f. Beauty, Inc.
ATTN: Investor Relations
570 10th Street
Oakland, California 94607

 

Your vote matters - here's how to vote!

You may vote online instead of mailing this card.

 **Votes submitted electronically must be received by 1:00 a.m., Eastern Time, on May 21, 2019**

 **Online**
Go to **www.envisionreports.com/ELF** or scan the QR code - login details are located in the shaded bar below.

 **Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/ELF**

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas



2019 Annual Meeting Proxy Card

↓ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ↓

- -

A. **Proposals - The Board of Directors recommend a vote FOR all the nominees listed and FOR all the proposals listed**

1. Election of three Class III directors to hold office until our 2022 annual meeting of stockholders.

   01 - Tarang P. Amin   02 - Stephen A. Ellis   03 - Beth M. Pritchard

   ☐ **Mark here to vote FOR all nominees**   ☐ **Mark here to WITHHOLD vote from all nominees**

	01	02	03
For All EXCEPT - To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right.	☐	☐	☐

	For	Against	Abstain	
2. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the transition period ended 3/31/2019 and the fiscal year ending 3/31/2020.	☐	☐	☐	Note: The proxies are authorized to vote in their discretion upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

B. **Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

e.l.f.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Stockholders.
The material is available at: www.edocumentview.com/ELF



Small steps make an impact.

Help the environment by consenting to receive electronic
delivery, sign up at www.envisionreports.com/ELF

↓   IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.   ↓

Proxy - e.l.f. Beauty, Inc.

2019 Annual Meeting of Stockholders - May 21, 2019 at 8:30 a.m.

Proxy Solicited by Board of Directors

The stockholder(s) hereby appoint(s) Tarang P. Amin and Scott K. Milsten, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of e.l.f. Beauty, Inc. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:30 a.m., local time, on May 21, 2019, at the offices of e.l.f. Beauty, Inc. at 570 10th Street, 3rd Floor, Oakland, California 94607, and any adjournment or postponement thereof, on all matters set forth on the reverse side and in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

C.	**Non-Voting Items**

Change of Address — Please print new address below.   **Comments** — Please print your comments below.   **Meeting Attendance**

Mark box to the right if
you plan to attend the   ☐
Annual Meeting